As confidentially submitted to the Securities and Exchange Commission on July 14, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.2 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CREATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	52390	84-2054332
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

212-930-9700

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

[*]

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Arthur S. Marcus, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 37th Floor New York, NY 10036 212-930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Shares of common stock, par value $0.0001	1,558,639	$1.50	$2,337,958.50	$303.47
Common stock underlying Warrants	1,558,639	$1.50	$2,337,958.50	$303.47
Total	3,117,278	$1.50	$4,675,916.00	$606.93

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).

(2)

Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement relating to these securities filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED July 14, 2020

3,117,278 Shares of Common Stock

Creations, Inc.

This prospectus relates to the resale of up to 3,117,278 shares of our common stock, par value $0.0001 per share of which 1,558,639 are shares issuable upon exercise of warrants (the “Warrant Shares”) that we have issued.(the shares of common stock and the Warrant Shares are collectively referred to as the “Securities”) by the selling stockholders named in this prospectus (the “Selling Stockholders”).

Unlike an initial public offering, the resale by the Selling Stockholders is not being underwritten by any investment bank. The Selling Stockholders may, or may not, elect to sell their Securities covered by this prospectus, as and to the extent they may determine. The Securities offered by the Selling Stockholders will be sold at a fixed price of $1.50 per share until our shares of common stock are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices. This price was arbitrarily determined by the Company. The Selling Stockholders will receive all of the net proceeds from the offering of their Securities.

The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock. We agree to pay the expenses of registering the Securities; these expenses are estimated to be $50,000.

Shares may be sold by the Selling Stockholders to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information regarding the methods of sale you should refer to the section entitled “Plan of Distribution” in this Prospectus.

Investing in our Securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July __, 2020

You should rely only on the information contained in this prospectus, as supplemented and amended. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters are making an offer to sell or seeking offers to buy these securities in any jurisdiction where, or to any person to whom, the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

We urge you to read this prospectus carefully, as supplemented and amended, before deciding whether to invest in any of the common stock being offered.

i

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus and in the documents incorporated by reference herein. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Before you decide to invest in our securities, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 4, and the financial statements and related notes incorporated by reference in this prospectus.

Unless the context otherwise requires, references to “we,” “our,” “us,” the “Company,” and “Creations” in this Prospectus mean Creations, Inc.., a Delaware corporation, and our subsidiaries, Yetsira Holdings Ltd. and Yetsira Investment House Ltd., where appropriate, on a consolidated basis.

Company Overview

Creations, Inc. was incorporated in May 2019. On July 1, 2019, Creations, Inc, acquired a 100% interest in Yetsira Holdings Ltd., though a share swap agreement. Yetsira Holdings is an Israeli Corporation incorporated in December 2017 which in turn owns 100% of Yetsira Investment House (“Yetsira”), our operating entity, which was incorporated in November 2016.

Through our wholly owned subsidiary, Yetsira Investment House, we operate as a portfolio manager, licensed by the Israel Securities Authority (“ISA”). Yetsira currently offers and manages six mutual funds with approximately $40,000,000 in assets, currently under management (“AUM”). While Yetsira’s core-business is the external management of Israeli mutual funds, the ISA license allows Yetsira to manage traditional private investment portfolios and IRA accounts, as well as other things, including the ability to initiate exchange traded funds.

We generate revenue primarily from management fees paid by our unitholders, which fees are based upon a certain percentage of their assets in the funds. Our expenses are mainly comprised of payments of distribution commissions to banks, thirty-party platform user fees, salary commissions and expenses, and commissions to the ISA and the Israeli Stock Exchange. We conduct our business exclusively through Yetsira and exercise effective control over the operations of Yetsira pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits.

Our continued focus is on our core business of mutual fund management, while increasing our number of managed funds. Part of our growth depends on the strength of our brand, which the Company intends to strengthen by increasing our exposure to the general public, especially to the investment advisors in the banks, which constitute the main channel for funds distribution in Israel. We also plan to increase public relations activities and advertising. Furthermore, in 2020, we expect to examine possibilities for integrating technological means in our services, mainly in our private portfolio management service. We also continue to examine the expansion of our areas of activity, through cooperation, locating synergistic opportunities for our existing areas of activity and establishing additional parallel investment opportunities. In addition, we may pursue the acquisition of other unrelated businesses in the financial sector; particularly, where we believe that they can grow their business by expanding and upgrading their use of technology. We have no agreements currently in place to acquire any other entity.

1

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

●	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

●	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements;

●	extended transition periods for complying with new or revised accounting standards;

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in addition to any required unaudited interim financial statements in this prospectus; and

●	reduced disclosures regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus;

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.00 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We currently intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We are also a “smaller reporting company,” as defined under SEC Regulation S-K. As such, we also are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and also are subject to less extensive disclosure requirements regarding executive compensation in our periodic reports and proxy statements. We will continue to be deemed a smaller reporting company until our public float exceeds $75 million on the last day of our second fiscal quarter in the preceding fiscal year.

Corporate Information

Creations, Inc., a Delaware corporation, was incorporated in May 2019. On July 1, 2019, Creations, Inc. acquired a 100% interest in Yetsira Holdings LTD, an Israeli corporation (‘Yetsira Holdings”), through a share swap agreement. Yetsira Holdings was incorporated in December 2017 and is the parent company of Yetsira, our operating entity, which was incorporated in November 2016. Our principal executive offices are located at Menahem Begin St 7, Ramat Gan Our telephone number is +972 35178859. We maintain an address c/o of our U.S. counsel at Sichenzia Ross Ference LLP, 1185 Avenue of the Americas, New York, NY 10036. Our corporate website is creationsfin.com. The information on our website is not a part of, or incorporated, in this prospectus.

2

THE OFFERING

The following summary of the offering contains basic information about the offering of stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common stock and warrants, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Securities offered by us	3,117,278 shares of common stock which includes 1,558,639 shares issuable upon exercise of warrants to purchase up to 1,558,639 shares of common stock. The warrants are exercisable immediately, have an exercise price of $1.00 per share, and expire three years from the date of issuance.

Initial offering price

The Selling Stockholders will sell our shares at a fixed price of $1.50 per share until our shares are quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices. This price was arbitrarily determined by the Company.

Terms of the Offering	The Selling Stockholders will determine when and how they will sell the common stock offered in this prospectus. See “Plan of Distribution”.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders, although we would receive any cash proceeds from the exercise of the warrants.

Risk factors	An investment in our securities involves significant risks. See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

3

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our securities. There are many risks that affect our business and results of operations, some of which are beyond our control. Our business, financial condition or operating results could be materially harmed by any of these risks. This could cause the trading price of our securities to decline, and you may lose all or part of your investment. Additional risks that we do not yet know of or that we currently think are immaterial may also affect our business and results of operations.

Risks Related to Our Company and Business

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2016 and have experienced a period of growth in recent years. Our revenues grew at a compound annual growth rate, or CAGR, of 19.21% from 2018 to 2019. For the three months ended March 31, 2020, revenue increased by 23.5% as compared to the prior-year period. We  anticipate continuing growth in the foreseeable future. However, we cannot assure you that we will grow at our historical rate of growth. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we may need to establish additional branch offices, including in new cities and regions where we have no previous presence, recruit, train, manage and motivate relationship managers, experienced investment professionals and other employees and manage our relationships with an increasing number of registered clients. Moreover, as we introduce new products and services or enter into new markets, we may face unfamiliar market, technological and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depend on earning and maintaining the trust and confidence of individuals, enterprises or institutions that are current or potential clients, is critical to our business. Our reputation and brand recognition are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, misconduct or allegations of misconduct by the managers of third-party funds that we distribute, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of the wealth management products we distribute or the asset management or internet financial services we provide may not be the same as or better than that of other advisory firms, product distributors or internet financial service providers can also damage our reputation. Moreover, any misconduct or allegations of misconduct by managers of third-party funds that we distribute could result in negative media publicity that could affect our reputation and erode the confidence of our clients. Furthermore, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand recognition. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

The determination of the investment portfolio under asset management and the amount to be invested in certain investments is subject to management’s evaluation and judgment. Poor investment portfolio performance may lead to a decrease in AUM and reduce revenues from and the profitability of our asset management business.

The determination of the investment portfolio under asset management and the investment amount varies by investment type and is based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class. As a majority of our revenues from our asset management business comes fees, which are typically based on a percentage of assets under management, our fees will be negatively impacted if our management’s judgment is incorrect and the investment portfolio does not generate cumulative performance that surpasses the relevant target thresholds or if a fund experiences losses. Poor investment portfolio performance, either as a result of downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, terrorism, political uncertainty, our investment style and the particular investments that we make, may result in a decline in our revenues and income by causing some or all of our funds’ rating from financial institutions, which in part is based on performance, to be negatively impacted which may result in the perceived value of such funds and therefore decrease the amount of assets under management. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to grow existing funds and raise new funds in the future will likely be impaired.

Our sole officer and director may have conflicts of interests which may not be resolved favorably to us.

Certain conflicts of interest may exist between our sole officer and director and us. Our sole officer and director has other business interests to which he also must devote his time, resources and attention. Thus, a conflict of interest may arise in the future that may cause our business to fail, including conflicts of interest in allocating his resources, time and attention to our Company and his other business interests

4

The assets of two mutual funds that we currently manage comprise the substantial majority of our AUM as of December 31, 2020. In the event that these two such funds perform poorly, our revenue could decline significantly.

We derive a substantial majority of our revenue from fees generated through two mutual funds, Yestira (2B) 20/80 and Yetsira (2B) 30/70. As of March 31, 2020, these two funds accounted for approximately 83% of our AUM and 78% of our revenue, As a result of this asset concentration, our revenue could fluctuate materially and could be materially and disproportionately impacted if these funds perform poorly. If we do not diversify our AUM, we will continue to be susceptible to risks associated with asset concentration.

Some of our asset management clients may redeem their investments from time to time, which could reduce our asset management fee revenues.

If the return on the assets under our management does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors. Our recurring service fee revenues correlate directly to the amount of our AUM; therefore, redemptions may cause our recurring service fee revenues to decrease. Investors may decide to reallocate their capital away from us and to other asset managers for a number of reasons, including poor relative investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with, changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of investor redemptions and the corresponding reduction in our AUM could accelerate. In addition, redemptions could ultimately require us to liquidate assets under unfavorable circumstances, which would further harm our reputation and results of operations.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Israeli economy could materially and adversely affect our business, financial condition and results of operations.

Any prolonged slowdown in the global or Israeli economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet potential liquidity needs.

Economic conditions in Israel are sensitive to global economic conditions. Since we derive the majority of our revenues from our operations in Israel, our business and prospects may be affected by economic conditions or changes in the financial markets in Israel. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased spending by our existing clients. Any prolonged slowdown in the global or Israel’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

Volatility and disruption of the capital and credit markets, and adverse changes in the global economy, may significantly affect our results of operations and may put pressure on our financial results.

The capital and credit markets may experience volatility and disruption worldwide. Declines in global financial market conditions may result in significant decreases in our AUM, revenues and income, and future declines may further negatively impact our financial results. Such declines may have an adverse impact on our results of operations. We may need to modify our business, strategies or operations and we may be subject to additional constraints or costs in order to compete in a changing global economy and business environment.

Our reputation could suffer if we are unable to deliver consistent, competitive investment performance.

Our business is based on the trust and confidence of our clients. Damage to our reputation, resulting from poor or inconsistent investment performance, among other factors, can reduce substantially our AUM and impair our ability to maintain or grow our business.

5

Maintaining adequate liquidity for our general business needs depends on certain factors, including operating cash flows and our access to credit on reasonable terms.

Our financial condition is dependent on our cash flow from operations, which is subject to the performance of the capital markets, our ability to maintain and grow AUM and other factors beyond our control. Our ability to issue public or private debt on reasonable terms may be limited by adverse market conditions, our profitability, our creditworthiness as perceived by lenders and changes in government regulations, including tax rates and interest rates. Furthermore, our access to credit on reasonable terms is partially dependent on our firm’s credit ratings.

Future changes in our credit ratings are possible and any downgrade to our ratings is likely to increase our borrowing costs and limit our access to the capital markets. If this occurs, we may be forced to incur unanticipated costs or revise our strategic plans, which could have a material adverse effect on our financial condition, results of operations and business prospects.

We may be unable to continue to attract, motivate and retain key personnel, and the cost to retain key personnel could put pressure on our adjusted operating margin.

Our business depends on our ability to attract, motivate and retain highly skilled, and often highly specialized, technical, investment, managerial and executive personnel and there is no assurance that we will be able to do so.

The market for these professionals is extremely competitive and is characterized by their frequent movement among different firms. Also, they often maintain strong, personal relationships with investors in our products and other members of the business community so their departure may cause us to lose client accounts or result in fewer opportunities to win new business, either of which factors could have a material adverse effect on our results of operations and business prospects.

Additionally, a decline in revenues may limit our ability to pay our employees at competitive levels, and maintaining (or increasing) compensation without a revenue increase, in order to retain key personnel, may adversely affect our adjusted operating margin. As a result, we remain vigilant about aligning our cost structure (including headcount) with our revenue base.

We may engage in strategic transactions that could pose risks.

As part of our business strategy, we consider potential strategic transactions, including acquisitions, dispositions, mergers, consolidations, joint ventures and similar transactions, some of which may be material. These transactions, if undertaken, may involve a number of risks and present financial, managerial and operational challenges, including:

●	adverse effects on our earnings if acquired intangible assets or goodwill become impaired;
●	existence of unknown liabilities or contingencies that arise after closing; and
●	potential disputes with counterparties.

Acquisitions also pose the risk that any business we acquire may lose customers or employees or could underperform relative to expectations. Additionally, the loss of investment personnel poses the risk that we may lose the AUM we expected to manage, which could adversely affect our results of operations. Furthermore, strategic transactions may require us to increase our leverage or, if we issue capital stock to fund an acquisition, would dilute the holdings of our existing shareholders.

We may not accurately value the securities we hold on behalf of our clients or our company investments.

In accordance with applicable regulatory requirements, contractual obligations or client direction, we employ procedures for the pricing and valuation of securities and other positions held in client accounts or for company investments. Extraordinary volatility in financial markets, significant liquidity constraints or our failure to adequately consider one or more factors when determining the fair value of a security based on information with limited market observability could result in our failing to properly value securities we hold for our clients or investments accounted for on our balance sheet. Improper valuation likely would result in our basing fee calculations on inaccurate AUM figures, our striking incorrect net asset values for company-sponsored mutual funds or hedge funds or, in the case of company investments, our inaccurately calculating and reporting our financial condition and operating results. Although the overall percentage of our AUM that we fair value based on information with limited market observability is not significant, inaccurate fair value determinations can harm our clients, create regulatory issues and damage our reputation.

6

The quantitative models we use in certain of our investment services may contain errors, resulting in imprecise risk assessments and unintended output.

We use quantitative models in a variety of our investment services, generally in combination with fundamental research. These models are developed by senior quantitative professionals and typically are implemented by IT professionals. However, due to the complexity and large data dependency of such models, it is possible that errors in the models could exist and our controls could fail to detect such errors. Failure to detect errors could result in client losses and reputational damage.

Unpredictable events, including natural disaster, dangerous weather conditions, technology failure, terrorist attack and political unrest, may adversely affect our ability to conduct business.

War, terrorist attack, political unrest, power failure, climate change, natural disaster and rapid spread of infectious diseases could interrupt our operations by:

●	causing disruptions in global economic conditions, thereby decreasing investor confidence and making investment products generally less attractive;
●	inflicting loss of life;
●	triggering large-scale technology failures or delays; and
●	requiring substantial capital expenditures and operating expenses to remediate damage and restore operations.

Despite the contingency plans and facilities we have in place, including system security measures, information back-up and disaster recovery processes, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services we may use or third parties with which we conduct business. If a disruption occurs in one location and our employees in that location are unable to occupy our offices or communicate with or travel to other locations, our ability to conduct business with and on behalf of our clients may suffer, and we may not be able to successfully implement contingency plans that depend on communication or travel. Furthermore, unauthorized access to our systems as a result of a security breach, the failure of our systems, or the loss of data could give rise to legal proceedings or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage our reputation.

Our operations require experienced, professional staff. Loss of a substantial number of such persons or an inability to provide properly equipped places for them to work may, by disrupting our operations, adversely affect our financial condition, results of operations and business prospects. In addition, our property and business interruption insurance may not be adequate to compensate us for all losses, failures or breaches that may occur.

Technology failures and disruptions, including failures to properly safeguard confidential information, can significantly constrain our operations and result in significant time and expense to remediate, which could result in a material adverse effect on our results of operations and business prospects.

We are highly dependent on software and related technologies throughout our business, including both proprietary systems and those provided by third-party vendors. We use our technology to, among other things, obtain securities pricing information, process client transactions, store and maintain data, and provide reports and other services to our clients. Despite our protective measures, including measures designed to effectively secure information through system security technology and established and tested business continuity plans, we may still experience system delays and interruptions as a result of natural disasters, hardware failures, software defects, power outages, acts of war and third-party failures. We cannot predict with certainty all of the adverse effects that could result from our failure, or the failure of a third party, to efficiently address and resolve these delays and interruptions. These adverse effects could include the inability to perform critical business functions or failure to comply with financial reporting and other regulatory requirements, which could lead to loss of client confidence, reputational damage, exposure to disciplinary action and liability to our clients.

7

Many of the software applications that we use in our business are licensed from, and supported, upgraded and maintained by, third-party vendors. A suspension or termination of certain of these licenses or the related support, upgrades and maintenance could cause temporary system delays or interruption. Additionally, technology rapidly evolves and we cannot guarantee that our competitors may not implement more advanced technology platforms for their products and services, which may place us at a competitive disadvantage and adversely affect our results of operations and business prospects.

Also, we could be subject to losses if we fail to properly safeguard sensitive and confidential information. As part of our normal operations, we maintain and transmit confidential information about our clients as well as proprietary information relating to our business operations. Although we take protective measures, our systems still could be vulnerable to cyber attack or other forms of unauthorized access (including computer viruses) that have a security impact, such as an authorized employee or vendor inadvertently or intentionally causing us to release confidential or proprietary information. Such disclosure could, among other things, allow competitors access to our proprietary business information and require significant time and expense to investigate and remediate the breach. Moreover, loss of confidential client information could harm our reputation and subject us to liability under laws that protect confidential personal data, resulting in increased costs or loss of revenues.

Any significant security breach of our information and cyber security infrastructure may significantly harm our operations and reputation.

It is critical that we ensure the continuity and effectiveness of our information and cyber security infrastructure, policies, procedures and capabilities to protect our computer and telecommunications systems and the data that reside on or are transmitted through them and contracted third-party systems. Although we take protective measures, including measures to effectively secure information through system security technology, our technology systems may still be vulnerable to unauthorized access, computer viruses or other events that have a security impact, such as an external attack by one or more cyber criminals (including phishing attacks attempting to obtain confidential information and ransomware attacks attempting to block access to a computer system until a sum of money is paid), which could materially harm our operations and reputation. Additionally, while we take precautions to password protect and encrypt our laptops and sensitive information on our other mobile electronic devices, if such devices are stolen, misplaced or left unattended, they may become vulnerable to hacking or other unauthorized use, creating a possible security risk and resulting in potentially costly actions by us.

The capital markets industry is intensely competitive.

The capital market in Israel is characterized by extensive competition with several participants. Among our competitors are entities with significant organizational and marketing resources, such as insurance companies that operate lines of business that compete with the Company’s business. We face major competitors that invest significant resources in reaching the general public and potential customers. The Company believes that the ability to increase the customer base may be affected by the advantage of size.

Furthermore, if we are unable to maintain and/or continue to improve our investment performance, our client flows may be adversely affected, which may make it more difficult for us to compete effectively.

Risks Related to this Offering and the Ownership of Our Securities

Currently, there is no public market for our securities, and there can be no assurances that any public market will ever develop.

Currently, our common stock is not listed or quoted on any public market, exchange, or quotation system. Although we are taking steps to have our common stock publicly traded, a market for our common stock may never develop. We currently plan to apply for quotation of our common stock on the OTCQB upon the effectiveness of the registration statement of which this prospectus forms a part. However, our shares may never be quoted on the OTCQB, or, if traded, a public market may not materialize. Even if we are successful in developing a public market, there may not be enough liquidity in such market to enable stockholders to sell their stock. If our common stock is not quoted on the OTCQB or if a public market for our common stock does not develop, investors may not be able to re-sell the shares of our common stock that they have purchased, rendering their shares effectively worthless and resulting in a complete loss of their investment.

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We are planning to identify a market maker to file an application with the OTCQB on our behalf so as to be able to quote the shares of our common stock on the OTCQB maintained by the OTC Markets commencing upon the effectiveness of our registration statement of which this prospectus is a part. There can be no assurance as to whether such market maker’s application will be accepted. We are not permitted to file such application on our own behalf. If the application is accepted, there can be no assurances as to whether any market for our shares will develop or the prices at which our common stock will trade. If the application is accepted, we cannot predict the extent to which investor interest in us will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

In addition, our common stock is initially unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for the common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of our company, and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

We do not intend to have the warrants quoted or listed on any exchange or market. Accordingly, any value that the Selling Stockholder derive from the warrants will be based on any appreciation of the stock price.

Shares that are eligible for future sale

Sales of a substantial number of shares of common stock in the public market following this offering could adversely affect the market price of such shares. Upon the consummation of this offering, and assuming no exercise of the outstanding warrants, the Company will have 1,558,639 shares of common stock outstanding, of which the 1,245,309 shares of common stock offered hereby by the Selling Stockholders will be freely tradeable without restriction or further registration under the Securities Act. All of the remaining 313,330 shares of common stock outstanding are “restricted securities,” as that term is defined under Rule 144 promulgated under the Securities Act, and in the future may only be sold pursuant to a registration statement under the Securities Act, in compliance with the exemption revisions of Rule 144 (including, without limitation, certain volume limitations and holding period requirements thereof) or pursuant to another exemption under the Securities Act.

Our common stock may be considered a “penny stock”, and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common stock may be a “penny stock” if it meets one or more of the following conditions: (i) the stock trades at a price less than $5 per share; (ii) it is not traded on a “recognized” national exchange; or (iii) is issued by a company that has been in business less than three years with net tangible assets less than $5 million. In addition to the exclusion based on issuer net tangible assets, Rule 3a51-1includes an alternative exclusion for the securities of an issuer with average revenues of $6 million for the past three years (i.e., revenues of at least $18 million by the end of the three-year period).

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15g-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to: (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

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The requirements of the Sarbanes-Oxley Act of 2002 and other U.S. securities laws impose substantial costs, and may drain our resources and distract our management.

We are subject to certain of the requirements of the Sarbanes-Oxley Act of 2002 in the U.S., as well as the reporting requirements under the Exchange Act. The Exchange Act requires, among other things, filing of annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K following the happening of certain material events, with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Our existing controls have some weaknesses, as described below. Meeting the requirements of the Exchange Act and the Sarbanes-Oxley Act may strain our resources and may divert management’s attention from other business concerns, both of which may have a material adverse effect on our business.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock and warrants.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital.

Our compliance with complicated U.S. regulations concerning corporate governance and public disclosure is expensive. Moreover, our ability to comply with all applicable laws, rules and regulations is uncertain..

As a publicly reporting company, we are faced with expensive and complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd-Frank Act. New or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards of a U.S. public company are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

FINRA sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

Financial Industry Regulatory Authority, Inc. (FINRA) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock or warrants adversely, the price of our common stock or warrants and trading volume could decline.

The trading market for our common stock or warrants may be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common stock or warrants adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock or warrants would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or warrants or trading volume to decline.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should,” “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus (as it may be supplemented or amended) and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to on page 4 of this prospectus, and incorporated herein by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus and in the documents incorporated by reference in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the Selling Stockholders. We would receive an aggregate of $1,558,639 if all of the warrants are exercised.

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SELLING STOCKHOLDERS

The common stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders, and those Warrant Shares issuable to the Selling Stockholders, upon exercise of the warrants. We are registering the shares of common stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, the Selling Stockholders have not had any material relationship with us within the past three years, except for as described elsewhere in this registration statement.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the Selling Stockholders. The second column lists the number of shares of common stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of common stock and Warrant Shares, as of June 1, 2020, assuming exercise of the warrants held by the Selling Stockholders on that date, without regard to any limitations on exercises.

The third column lists the shares of common stock being offered by this prospectus by the Selling Stockholders.

In accordance with the terms of a registration rights agreement with the Selling Stockholders, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issued to the Selling Stockholders and (ii) the maximum number of shares of common stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the warrants. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

Under the terms of the warrants, a Selling Stockholder may not exercise the warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% or, to the extent indicated in a Selling Stockholder’s footnote to the table below, 9.99%, of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock and Warrant Shares Owned Prior to Offering	Maximum Number of Shares of Common Stock and Warrant Shares to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock and Warrants Shares Owned After Offering	Percentage of Shares Beneficially Owned After Offering
Blair E Sanford	200,000	200,000	0	0%
Malka Pniewski	100,000	100,000	0	0%
Nili Konieczny	70,000	70,000	0	0%
Armanda Baharav	50,000	50,000	0	0%
Galia Reichenstein	50,000	50,000	0	0%
Ilan and Dalia Bar	200,000	200,000	0	0%
David Slomka	200,000	200,000	0	0%
Rising Moon Assets Inc. (1)	200,000	200,000	0	0%
Yaniv Carmi	100,000	100,000	0	0%
Tal Feigel	100,000	100,000	0	0%
Rivi Bloch	50,000	50,000	0	0%
Elnatan Ori Efraim	140,000	140,000	0	0%
Avner Roash	140,000	140,000	0	0%
Guy Nissenson	2,088,870	626,660	1,462,210	31.9%
Adam Breslawski (2)	100,000	100,000	0	0%
Shemer Schwarz	200,000	200,000	0	0%
Ilan Arad Keshet	161,806	161,806	0	0%
Amit Biliya	161,806	161,806	0	0%
Shmuel Yelshevich	161,806	161,806	0	0%
Tal Sheinfeld	50,000	50,000	0	0%
Rafael Yelshevich	2,000	2,000	0	0%
Yevgeni Michlin	2,000	2,000	0	0%
Arthur Shani	2,000	2,000	0	0%
Daniel Mone Iser Malkin	2,000	2,000	0	0%
Yuval Elkhauz	2,000	2,000	0	0%
Bilha Nissenson	2,000	2,000	0	0%
Nadav H. Shtilman	11,200	11,200	0	0%
Neev Nissenson	2,000	2,000	0	0%
Carlos Haim Nissenson	2,000	2,000	0	0%
Moran Marko	2,000	2,000	0	0%
Matan wulkan	18,000	18,000	0	0%
Ori Goldberg	2,000	2,000	0	0%
Ronen Biliya	2,000	2,000	0	0%
Maya Atlas	2,000	2,000	0	0%
David Arad	2,000	2,000	0	0%

(1)	Moshe Harshalom is the controlling owner of Rising Moon Assets Inc. and therefore has direct voting and dispositive power over the securities.

(2)	Adam Breslawski is an affiliate of Oberon Securities, Inc. which is a FINRA registered broker-dealer.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders will sell our shares at a fixed price of $1.50 per share until our shares are quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices. This price was arbitrarily determined by us.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No Public Market for Common Stock

There is presently no public market for our common stock. We anticipate applying for quotation of our common stock on the OTCQB upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be quoted on the OTCQB or, if quoted, that a public market will materialize.

Holders of Common Stock

As of the date of this registration statement, we have 35 stockholders of record.

Rule 144 Shares

A total of 313,330 shares of our common stock will become available for resale to the public after one year from the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, subject to the volume and trading limitations of Rule 144, as promulgated under the Securities Act of 1933. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of the company’s common stock then outstanding which, in our case, will equal 22,897 shares as of the date of this prospectus; or

●	the average weekly trading volume of the company’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

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Such sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been one of our affiliates for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner who was not an affiliate, is entitled to sell those shares in the public market without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner who was not an affiliate, then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

As of the date of this prospectus, persons who are our affiliates hold 313,330 of the 313,330 shares described above.

Dividends and Dividend Policy

We have never declared or paid any cash dividends on our common stock and intend, for the foreseeable future, to retain any future earnings to finance the growth and development of our business. Our future dividend policy will be determined by our Board of Directors on the basis of various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

Securities Authorized for Issuance under Equity Compensation Plans

We currently have no securities authorized for issuance under Equity Compensation Plans.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2020:

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto, included in this prospectus.

(In thousands)

	As of March 31, 2020		As of December 31, 2019
Stockholders’ equity (deficit)	$		$
Common stock; par value; $0.0001; 100,000,000 shares authorized as of March 31, 2020 and December 31, 2019; and 2,289,744 shares issued and outstanding as of March 31, 2020 and December 31, 2019		*		*
Additional paid-in capital		2,205		2,205
Accumulated (deficit)		(1,062)		(880)
Accumulated other comprehensive income (loss)		(7)		6
Total stockholders’ equity		$1,136		$1,334

* Balance less than $1,000

The above table is based on 2,289,744 shares of common stock outstanding as of March 31, 2020 and December 31, 2019 and excludes any shares issuable upon exercise of the warrants.

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DILUTION

The common stock to be sold by the Selling Stockholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing stockholders. In the event of the exercise of the 2,262,144 outstanding warrants at the exercise price of $1.00 per share, for which the underlying shares are being registered herein, the holders of such warrants who exercised would be diluted as illustrated below.

Exercise per share of warrants					$1.00
Net tangible book value per share as of March 31, 2020	$	[0.5]
Increase per share attributable to the exercise of the warrants		$0.25	.
As adjusted net tangible book value per share as of March 31, 2020, after the exercise of the warrants				$	[0.75]
Dilution per share to warrant holders exercising warrants				$	[0.25]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations of Creations, Inc. together with our financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, including, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Forward Looking Statements

The following discussion should be read in conjunction with our audited and unaudited financial statements and related notes included in this prospectus. Certain information contained in this MD&A includes “forward-looking statements.” Statements which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition and results of operations, prospects, and opportunities and are based upon information currently available to us and our management and their interpretation of what is believed to be significant factors our existing and proposed business, including many assumptions regarding future events. Actual results, performance, liquidity, financial condition and results of operations, prospects and opportunities could differ materially and perhaps substantially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors, including those risks described in detail in the section entitled “Risk Factors” of this prospectus.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “would,” “will,” “could,” “scheduled,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “seek,” or “project” or the negative of these words or other variations on these words or comparable terminology.

In light of these risks and uncertainties, and especially given the nature of our existing and proposed business there can be no assurance that the forward-looking statements contained in this section and elsewhere in the prospectus will in fact occur. Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

Creations, Inc. was incorporated in May 2019. On July 1, 2019, Creations, Inc, acquired a 100% interest in Yetsira Holdings Ltd., though a share swap agreement. Yetsira Holdings is an Israeli Corporation incorporated in December 2017 which in turn owns 100% of Yetsira Investment House (“Yetsira”), our operating entity, which was incorporated in November 2016.

Through our wholly owned subsidiary, Yetsira Investment House, we operate as a portfolio manager, licensed by the Israel Securities Authority (“ISA”). Yetsira currently offers and manages six mutual funds with approximately $40,000,000 in assets, currently under management (“AUM”). While Yetsira’s core-business is the external management of Israeli mutual funds, the ISA license allows Yetsira to manage traditional private investment portfolios and IRA accounts, as well as other things, including the ability to initiate exchange traded funds.

We generate revenue primarily from management fees paid by our unitholders, which fees are based upon a certain percentage of their assets in the funds. Our expenses are mainly comprised of payments of distribution commissions to banks, thirty-party platform user fees, salary commissions and expenses, and commissions to the ISA and the Israeli Stock Exchange. We conduct our business exclusively through Yetsira and exercise effective control over the operations of Yetsira pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits.

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Our continued focus is on our core business of mutual fund management, while increasing our number of managed funds. Part of our growth depends on the strength of our brand, which the Company intends to strengthen by increasing our exposure to the general public, especially to the investment advisors in the banks, which constitute the main channel for funds distribution in Israel. We also plan to increase public relations activities and advertising. Furthermore, in 2020, we expect to examine possibilities for integrating technological means in our services, mainly in our private portfolio management service. We also continue to examine the expansion of our areas of activity, through cooperation, locating synergistic opportunities for our existing areas of activity and establishing additional parallel investment opportunities. In addition, we may pursue the acquisition of other unrelated businesses in the financial sector; particularly, where we believe that they can grow their business by expanding and upgrading their use of technology. We have no agreements currently in place to acquire any other entity.

Overview – Results of Operations for the quarter ended March 31, 2020 and 2019

Revenues

For the period ended March 31, 2020 and 2019, the Company generated revenues in the amount of $90,501 and $73,275, respectively. The increase was primarily attributable to an increase in our average AUM for the period, which led to an increase in investment management fees.

Assets Under Management and Investment Performance

The following table reflects the changes in our AUM for the period ended March 31, 2020 and 2019.

(In millions)

	For the period ended March 31, 2020	For the period ended March 31, 2019
Beginning Balance	$60.60	$52.99
Gross inflows	7.46	3.73
Gross outflows	(22.86)	(8.7)
Market appreciation (depreciation)(1)	(3.8)	2.1

End Balance	$41.40	$50.12
Average AUM for the Period	$57.30	$50.97

(1)	Market appreciation (depreciation) includes investment gains (losses) on assets under management, the impact of foreign exchange rates and net reinvested dividends.

Our total AUM decreased by $19.2 million during the three months ended March 31, 2020, from $60.60 million as of January 1, 2020 to $41.40 million as of March 31, 2020, or a 31.6% decrease on our total AUM. The decrease was a result of net AUM outflows of $15.4 million and market appreciation of $3.8 million.

The gross outflows were mostly concentrated during this period due to the COVID-19 pandemic and a downturn in the market (the S&P 500 was down 18.3%, and TA35 was down 21.77%).  Monthly inflows verses outflow turned positive in April 2020.

Our total AUM decreased by $2.87 million for the period ended March 31, 2020, from $52.99 million as of January 1, 2019 to $50.12 million at March 31, 2019, or a 5.4% decrease in our total AUM. The decrease was a result of net AUM outflows of $4.97 million and market appreciation of $2.1 million.

We believe that a market downturn that started in September 2018 with peak lows in late December 2018 (S&P 500 was down approximately 25%) resulted in an outflow of investors’ money and a resulting decrease in our AUM. Our monthly inflows verses outflow turned positive in April 2019.

Cost of Revenues

For the period ended March 31, 2020 and 2019, cost of revenues were $90,961 and $74,466, respectively. The increase in these expenses was mainly attributable to an increase in our bank distribution fees, including fees to the Israeli Stock Exchange and Israeli Securities Authority and payments for operational services to a fund manager via a hosting agreement. This increase in expenses was primarily caused by the increase in our AUM and the creation of a new fund in December 2019.

Marketing Expenses

For the period ended March 31, 2020, our marketing expenses totaled $2,065, compared to $321 for the prior-year period. The increase in these expenses was mainly attributable to an increase in public relationship efforts.

General and Administrative Expenses

For the period ended March 31, 2020, our general and administrative expenses totaled $195,592, compared to $38,499 for the period ended March 31, 2019, an approximate 408% increase. The increase in these expenses was mainly attributed to service and professional fees, payments to the founders and an employee, as shown in the table below.

The following table provides a year-over-year breakout of the material components of our general and administrative expenses:

	For the period ended March 31, 2019		For the perod ended March 31, 2020
Components of G&A Expenses:	$		$
Wages		0		10,818
Travel and vehicle expenses		6,296		10,364
Communication and office expenses		2,874		5,889
Services and professional fees (1)		6,012		152,165
Office rent		8,233		7,621
Insurance Fees and fines		14,479		8,263
Depreciation		605		453
Other expenses		0		1
Total G&A expenses		$38,499		$195,593

(1)	Includes lawyer fees, auditor fees, accountant fees and management fees.

Net Loss

The Company realized a net loss of $185,920 for the period ended March 31, 2020, compared to a net loss of $44,076 for the period ended March 31, 2019 The increase in net loss was in line with our strategy and mainly attributable to the Company’s launch of a new fund with a zero fee special for the entire 2020 year, as well as an increase in our marketing efforts.

After taking into account foreign currency translation adjustments, which resulted in other comprehensive expenses of $12,297 and $5,922 for the period ended March 31, 2020 and 2019, respectively, the Company realized a net loss after other comprehensive expenses of $198,217 and $49,998 for the period ended March 31, 2020 and 2019, respectively.

Liquidity and capital resources

As of March 31, 2020, the Company had cash in the amount of $1,134,509, compared to cash in the amount of $1,365,527 as of December 31, 2019.

Stockholders’ equity as of March 31, 2020 was $1,135,954, as compared to a stockholders’ deficit of $104,998 as of March 31, 2019.

The Company’s accumulated deficit was $1,062,530 and $444,768 at March 31, 2020 and March 31, 2019, respectively.

The Company’s operating activities resulted in net cash used of $195,555 for the period ended March 31, 2020, compared to net cash used of $14,845 for the period ended March 31, 2019. The increase in net cash used was mainly attributable to an increase of expenses, including an increase in management payments to the founders and hiring an additional employee, costs arising from moving to new offices and additional service fees which includes lawyer fees, auditor fees and accountant fees.

The Company’s investing activities resulted in net cash used of $24,315 for the period ended March 31, 2020, compared to net cash provided of $12,514 for the period ended March 31, 2019, which was a result of investments in marketable securities during that period.

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The Company’s financing activities did not provide cash during the period ended March 31, 2020, compared to net cash provided of $27,533 during the period ended March 2019. No loans were received or provided during the period.

Off- Balance Sheet Arrangements

The Company currently does not have any off-balance sheet arrangements.

Overview – Results of Operations for the Fiscal Years Ended December 31, 2019 and 2018

Revenues

For the years ended December 31, 2019 and 2018, the Company generated revenues in the amount of $323,370 and $271,252, respectively. The 2019 increase was attributable to an increase in our overall AUM, which led to an increase in investment management fees.

Assets Under Management and Investment Performance

The following table reflects the changes in our AUM for year ended December 31, 2018 and 2019.

(In millions)

	For the year ended December 31, 2019	For the year ended December 31, 2018
Beginning Balance	$52.99	$13.05
Gross inflows	24.37	66.01
Gross outflows	(20.90)	(27.10)
Market appreciation (depreciation)(1)	4.14	1.03

End Balance	$60.60	$52.99
Average AUM for the Period	$53.54	$37.13

(1)	Market appreciation (depreciation) include investment gains (losses) on assets under management, the impact of foreign exchange rates and net reinvested dividends.

Our total AUM increased by $39.94 million, from $13.05 million as of January 1, 2018 to $52.99 million as of December 31, 2018, or a 306% increase on our total AUM. The increase was a result of net AUM inflows of $38.91 million and market appreciation of $1.03 million. The outflows were mostly concentrated during the last quarter of 2018, primarily due to market conditions.

Our total AUM increased by $7.61 million, from $52.99 million as of January 1, 2018 to $60.60 million at December 31, 2019, or a 14.36% increase in our total AUM. The increase was a result of net AUM inflows of $3.47 million and market appreciation of $4.14 million.

We believe that a market downturn that started in September 2018 with peak lows in late December 2018 (S&P was down approximately 25%) resulted in an outflow of investors’ money and a resulting decrease in our AUM. Monthly inflows verses outflow turned positive in April 2019.

Cost of Revenues

For the years ended December 31, 2019 and 2018, the Company recognized a total of $329,104 and $282,498, respectively, for cost of revenues. The increase in these expenses was mainly attributable to an increase in our bank distribution fees, including fees to the Israeli Stock Exchange and Israeli Securities Authority and payments for operational services to a fund manager via a hosting agreement. This increase in expenses was primarily caused by the increase in our AUM and the creation of two new funds in September 2018.

Marketing Expenses

For the year ended December 31, 2019, our marketing expenses totaled $29,167, compared to $20,160 for the year ended December 31, 2018. The increase in these expenses was mainly attributable to an increase in public relationship efforts.

General and Administrative Expenses

For the fiscal year ended December 31, 2019, our general and administrative expenses totaled $431,201, compared to $127,256 for the year ended December 31, 2018. During fiscal 2019, we had two one-off expenses: the first was due diligence for a bank acquisition that did not mature; and the second was in the preparation for the registration of the company’s shares. These expenses totaled approximately $70,000 and are not expected to repeat.

Excluding these one-off expenses, current general and administrative expenses totaled approximately $361,201, for the fiscal ended December 31, 2019, an approximate 184% increase from the year ended December 31, 2018. The increase in these expenses was mainly attributed to payments to the founders and an employee and a new facility for our offices , as shown in the table below

The following table provides a year-over-year breakout of the material components of our general and administrative expenses:

	For the year ended December 31, 2019		For the year ended December 31, 2018
Components of G&A Expenses:	$		$
Wages		26,248		0
Travel and vehicle expenses		29,793		21,382
Communication and office expenses		13,283		12,055
Services and professional fees (1)		239,785		60,781
One-off expenses		70,000		0
Office rent		22,035		10,355
Insurance Fees and fines		22,504		20,287
Depreciation		2,551		2,397
Other expenses		5,001		0
Total G&A expenses		$431,201		$127,257
Total G&A expenses excluding one-off expenses		$361,201		$127,257

(1)	Includes lawyer fees, auditor fees, accountant fees and management fees.

Net Loss

The Company realized a net loss of $475,918 for the year ended December 31, 2019, compared to a net loss of $173,685 for the year ended December 31, 2018. The increase in net loss was in line with our strategy and mainly attributable to the Company’s launch of three new funds for which management fees were initially kept relatively low to other comparable funds. In addition, these funds were launched with a zero fee special to year-end.

After taking into account foreign currency translation adjustments, which resulted in other comprehensive expenses of $7,264 and $570 for the year ended December 31, 2019 and 2018, respectively, the Company realized net loss after other comprehensive expenses of $483,182 and $174,255 for the year ended December 31, 2019 and 2018, respectively.

Liquidity and capital resources

As of December 31, 2019, the Company had cash in the amount of $1,365,527, compared to cash in the amount of $86,094 as of December 31, 2018. The increase in cash was a primarily a result of the issuance of stock. The Company also had a stockholder’s equity of $1,334,171 at December 31, 2019 and stockholders’ deficit of $55,000 as of December 31, 2018.

The Company’s accumulated deficit was $876,610 and $400,692 at December 31, 2019 and December 31, 2018, respectively.

The Company’s operating activities resulted in net cash used of $393,439 for the year ended December 31, 2019, compared to net cash used of $169,538 for the year ended December 31, 2018. The increase in net cash used was mainly attributable to an increase of expenses, including an increase in salary payment to the founders and hiring additional employees and costs arising from moving to new offices and rising rents.

The Company investing activities resulted in net cash used of $22,126 for the year ended December 31, 2019, compared to net cash used of $1,177 for the year ended December 31, 2018, which was a result of purchasing fixed assets during that period.

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The Company’s financing activities resulted in net cash provided of $1,695,580 during the year ended December 31, 2019, compared to net cash provided of $166,268 during the years ended December 31, 2018. This increase in net cash used in financing activities was primarily the result of raising capital in exchange for common stock.

Off- Balance Sheet Arrangements

The Company currently does not have any off-balance sheet arrangements.

Overview – Results of Operations for the Fiscal Year Ended December 31, 2018 and 2017.

Revenue

For the years ended December 31, 2018 and 2017, the Company recognized $271,252 and $3,815 in revenues, respectively. The increase in 2018 was attributable to an increase in overall AUM of $13.05 million, as well as an increase in our management fee from 0.0% to 1.1% of AUM. In addition, for the year ended December 31, 2017, we had only launched three of our funds, which had a limited customer base at the time and which the management fee for each were at one time during the year lowered to zero until the year end.

Compensation and Related Costs to Employees

For the years ended December 31, 2018 and 2017, the Company recognized a total of $282,498 and $101,482, respectively, for compensation and related costs to employees. The increase was mainly attributable to payments to the founders.

General and Administrative Expenses

For the years ended December 31, 2018 and 2017, the Company recognized a total of $147,417 and $129,340, respectively, for general and administrative expenses. This increase was mainly attributable to additional expenses for advertising and public relation, as well as additional costs related to the launch of two funds on September 5, 2018.

Net Loss

The Company had a net loss of $173,685 for the year ended December 31, 2018, compared to a net loss of $227,007 for the year ended December 31, 2017. The decrease in net loss is primarily a result of the Company’s operating expenses being relatively fixed expenses, which means they do not vary with the amount of AUM. However, this decrease in net loss is slightly offset by the increase in other certain variable expenses, like the bank distribution fees, which do increase with the amount of AUM.

Liquidity and capital resources

As of December 31, 2018, the Company had cash in the amount of $86,094, compared to cash in the amount of $97,585 as of December 31, 2017. In addition, the Company had negative stockholders’ equity of approximately $55,000 as of December 31, 2018, compared to stockholders’ equity of $110,418 as of December 31, 2017.

The Company’s accumulated deficit was approximately $400,692 and $227,007 at December 31, 2018 and December 31, 2017, respectively.

The Company’s continuing operating activities resulted in net cash used of $169,538 and $216,910 for the year ended December 31, 2018 and 2017, respectively.

Net cash used in investing activities was $1,177 for the year ended December 31, 2018, compared to net cash used of $22,715 for the year ended December 31, 2017. This decrease in net cash used was primarily attributable to a decrease in investing in short term deposits and a decrease in the purchase of fixed assets for year ended December 31, 2018.

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The Company’s financing activities resulted in net cash provided of $166,268 for year ended December 31, 2018, compared to net cash provided of $324,195 during the year ended December 31, 2017. The decrease in net cash provided was mainly attributable to a decrease in common stock issuance during the year ended December 31, 2018, which was slightly offset by a loan from a related company as described in note 5.

Off- Balance Sheet Arrangements

The Company currently does not have any off-balance sheet arrangements.

BUSINESS

Company Overview

We, through our wholly owned subsidiary, Yetsira Investment House (“Yetsira”), operate as a portfolio manager, licensed by the Israel Securities Authority (“ISA”). Yetsira currently offers and manages six mutual funds with approximately $40,000,000 in assets under management (“AUM”). While Yetsira’s core-business is external management of Israeli mutual funds, the ISA license allows Yetsira to manage traditional private investment portfolios and IRA accounts, as well as other things, including the ability to initiate exchange traded funds. The terms of the license are as follows: the licensee must have one or more licensed “investment manager employee” (and “investment manager employee” is an employee who passed a series of tests and accomplished a nine month internship); the licensee’s equity should not be less than 277,000 ILS; and the licensee must have proper Professional Liability Insurance, including the appointment of a trustee to maintain a separate account with the same amount of cash as the deductible. Although the license does not have an expiration date, the license will expire if do not maintain compliance with ISA guidelines.

As noted above, the ISA requires the Company to maintain a Professional Liability Insurance policy. The cover under this policy is afforded solely with respect to claims first made against the insured during the policy period and reported to the insurer. The Professional Liability Insurance Policy covers any loss resulting from any claim which gives rise to a civil liability for the insured incurred solely in the performance of or failure to perform professional services. Specifically, the mandatory insurance coverage is codified in “Regulations Regarding the Practice of Investment Consulting, Investment Marketing and Portfolio Management (Equity and Insurance), 2000” law. We maintain the requisite insurance amount.

As of the date hereof, the regulated coverage requirements are outlined as follows:

●	AUM from 0 to 101 million ILS: the limit of liability in the policy shall be 9% of the AUM but not less than 1,352,000 ILS.

●	AUM from 101 to 405 million ILS: the limit of liability in the policy shall be 5% of the AUM but not less than 9,125,000 ILS.

●	AUM from 405 to 811 million ILS: the limit of liability in the policy shall be 4% of the AUM but not less than 20,277,000 ILS.

●	AUM from 811 million ILS and more: the limit of liability in the policy shall be 3% of the AUM but not less than 32,443,000 ILS .

We generate revenue primarily from management fees paid by our unitholders, which fees are based upon a certain percentage of their assets of the funds. Our expenses are mainly comprised of payments of distribution commissions to banks, thirty-party platform user fees, salary commissions and expenses, and commissions to the ISA and the Israeli stock exchange.

Creations, Inc., is a holding company, holding 100% of the interests in Yetsira Holdings LTD, which in turn holds 100% of Yetsira. We conduct our business exclusively through Yetsira. We exercise effective control over the operations of Yetsira pursuant to a series of contractual arrangements, primarily the Hosting Agreement (as defined below), under which we are entitled to receive substantially all of its economic benefits.

On January 17, 2017, the Company signed a hosting agreement with Ayalon Mutual Funds Ltd (the “Hosting Agreement”). Pursuant to the Hosting Agreement, Ayalon is the manager of the mutual funds and Yetsira is an external investment manager, which allows us to exercise effective control over Yetsira’s operations. All six of our mutual funds were initiated under the Hosting Agreement with Ayalon Mutual Funds (“Ayalon”). Ayalon is a company engaged in the management of joint investment mutual funds in Israel, in accordance with the provisions of the Joint Investment Trusts Law.

In accordance with the Hosting Agreement, our employees provide certain investment services for the mutual funds which are managed by Ayalon. As consideration for managing the mutual funds, Ayalon receives a monthly payment determined by the net revenue and expenses of each fund. In return, Yetsira is entitled to receive a monthly payment equal to the net revenue of Ayalon related to its funds after deduction, for each individual fund, of a Fixed Amount and legal costs. “Fixed Amount” as defined in the Hosting Agreement means the following:

●	For the first 12 months of the contractual engagement, - NIS.6,000 (approximately $1,700) per month, index linked, for each fund.

●	From the 13th month onwards, up until the 24th month, of the contractual engagement - NIS.6,250 (approximately $1,780) per month, index linked, for each fund.

●	From the 25th month of the contractual engagement - NIS.6,500 (approximately $1,800) per month, index linked, for each Fund.

The Hosting Agreement also contains customary conditions and termination provisions generally found in agreements between a fund manager and an external investment manager. For example, under the terms of the Hosting Agreement, Ayalon and Yetsira may each terminate the Hosting Agreement provided proper notice is given. In addition, Yetsira has the option to instruct Ayalon to transfer funds to the management of another fund manager, provided that certain conditions, such as proper notice and approval, are met. Yetsira will not be entitled to such option, however, if it fundamentally breaches the agreement, including in the event of liquation of the Company, the freezing of its portfolio management license or if it is indicted in a judicial proceeding, in which case such option will expire unless agreed to otherwise by Ayalon.

In the event of cancellation of the Hosting Agreement, for any reason whatsoever, the investment portfolios will be managed by Ayalon only, unless agreed otherwise. If, however, Ayalon terminates the Hosting Agreement not due to a breach by an external manager, such external manager will be entitled to continue managing the funds as set forth in the Hosting Agreement.

The forgoing summary of certain terms and provisions of the Hosting Agreement is not complete and is subject to, and qualified in its entirety by the provisions of the Hosting Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the Hosting Agreement.

Our Products

The following table sets forth information on our six current mutual funds as of December 31, 2020:

Name of the fund	Ticker	Date of Initiation	AUM as of December 31, 2019	Fees (%)	Expected Yearly Fees
Yetsira (2B) 20/80	5124243	March 8, 2017	$30,941,250	0.64%	$198,024
Yetsira (2B) 30/70	5124227	March 8, 2017	20,549,187	0.7	143,844
Yetsira (4D) FLEX	5124268	March 8, 2017	2,549,801	1.45	36,972
Yetsira (1B) 10/90	5127972	September 5, 2018	1,281,422	0.64	8,201
Yetsira (4D) shares	5127964	September 5, 2018	4,111,665	1.45	59,619
Yetsira (1B) Bonds			370,720	-	0
Total			$59,804,047		$446,660

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Although we do not have a dependence on one or a few major customers, we derive a substantial majority of our revenue from fees through two mutual funds, Yetsira (2B) 20/80 and Yetsira (2B) 30/70. As of December 31, 2019, these two funds accounted for approximately 86% of our AUM and 77% of our revenue.

The nature of The Israeli mutual fund market is one in which the fund manager is not in direct contact with its end investor but rather with an advisor from the bank who function in fact as a mediator through the bank ranking systems. Due to that fact and in order to create a tool for both the banking system and private end investors, the ISE (Israeli stock exchange) along with the ISA created a table of exposures to distinguish between the actual activity of the funds.

The basic charts distinguish between the exposure of the fund to equity and currency by the public prospectus. The exposure level is in six ranks as follow:

Equity (including commodity)		Currency (all currency but NIS)
0	no exposure	0	no exposure
1	Up to 10%	A	Up to 10%
2	Up to 30%	B	Up to 30%
3	Up to 50%	C	Up to 50%
4	Up to 120% - up to 20% leverage	D	Up to 120% - up to 20% leverage
5	Up to 200% - up to 100% leverage	E	Up to 200% - up to 100% leverage
6	Over 200% - over 100% leverage	F	Over 200% - over 100% leverage

When a fund is launched, the fund manager declares initially on the exposure levels and then in the fund prospectus he specifies the funds limitations, goals and benchmark indexes. According to a list of affiliation for categories published by the ISA, the fund manager can classify the fund in a particular category if exposures and limitations in the prospectus are in line for the selected category.

On January 17, 2017, the Company signed a hosting agreement with Ayalon Mutual Funds Ltd (the “Hosting Agreement”). Pursuant to the Hosting Agreement, Ayalon is the manager of the mutual funds and Yetsira is an external investment manager. All six mutual funds were initiated under the Hosting Agreement with Ayalon Mutual Funds.

As shown in the table above, the Company initiated three managed funds, Yetsira (2B) 20/80, Yetsira (2B) 30/70, and Yetsira (4D) FLEX, in March 2017, all in different categories. After initial investments from investors through their individual brokerage accounts, most of which were generated through financial institutions with the assistance of financials advisors, we were able to position each of these funds in the top 10 in the Israeli mutual fund market in terms of performance return. In addition, these funds received top ratings from banks in Israel. As a result of our success with the three initial funds, in September 2018, we initiated an additional two funds. From the inception of the initial funds in 2017, the Company has demonstrated what it believes is a high growth on total AUM, growing AUM from $13.6 million AUM to $57.15 AUM, an increase of over 300%.

Importantly, these five funds are still in the process of maturation. Management believes that it generally takes three years for a fund to reach full maturation. Since not all of the funds are yet at the three year full maturation point, the Company currently is restricted from accessing approximately 50% of the mutual funds market held by the banks. The three funds that were initiated in March 2017 have just reached full maturation, we will now be able to address 100% of the market with these funds, which we believe can create significant growth for the Company.

Our Business

Through our subsidiary, Yetsira, we generate revenue primarily from management fees paid by our unitholders. These fees are based upon a certain percentage of the unitholders’ assets held in the funds. The expenses of Yetsira are mainly comprised of the payment of distribution commissions to banks, hosting fees to Ayalon, salary expenses and commissions to ISA and the Israeli Stock Exchange. Our other source of revenue includes fees from our private portfolio. As of March 31, 2020, we managed eight (7) separate private portfolios, which we buy for them our funds and do not take additional management fees beyond what was collected through the fund. This source of revenue is minor as total AUM for our private portfolios is $725,750, 62% of which is invested in our funds and 38% in other investments. For these investments, we collect yearly management fees of approximately $1,830.

As a portfolio manager of mutual funds, banks play a crucial role in our success. The bank’s investor consultant departments materially affect the fund-raising rate and redemptions in the mutual fund sector. The bank departments rely on an internal rating system, which is based on the results of the fund relative to risk. Some banks use a rating system based on a one year period of results while other systems use a three year period. Funds that are measured over the three year period generally receive a higher rating than when measured over a one year period. Our funds have received high ratings for the one year period but have not yet reached the full maturation for banks to measure the funds over three years and therefore receive a potential higher rating. When our initial funds do reach full maturation, we believe that we will be well positioned and expect our funds to receive the higher rating. In addition, in the past two years, the internal rating systems used by banks underwent a significant change: they began examining the results of the funds measured over a longer period for rating recommendations. We believe this has expanded the barrier to entry in this industry.

Due to expected imminent fintech related regulatory change, we also believe Yetsira is well positioned to take advantage of an opportunity that can create significant growth. The ISA has indicated that it is planning to open the antiquated private portfolio management market to a fintech based competitive platform. This could result in approximately $50 billion of potential market opportunity being created where we believe a re-distribution may occur from the removal of minimum funding requirements and allowing quick and easy movement between funds. The potential effect is that all investment houses will be treated equally, with size and brand of the company mattering less. The process is seamless and costless. This means that every one percent movement has the potential to translate into $4 million of additional income.

In 2018, the ISA took a couple of steps toward making this change a reality. For example, the obligation to physically meet with a client for “Customer Characterization” or for opening a non-bank brokerage account was removed and allowed via web platforms. On July 23, 2018, the ISA announced the establishment of an innovation hub, a sandbox and an accompanying regulatory framework. On January 31, 2019, the ISA announced the launch of an international network of 29 regulators in various countries, including the International Monetary Fund and the World Bank. The goal of the ISA is to enable an international sandbox and enable companies to test innovative products, services or business models in several parallel jurisdictions.

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Yetsira has the license to operate in this industry and, due to the changes outlined above, we believe Yetsira is well positioned to combine technological means and become a significant player in a new way of investing in Israel. Our team is comprised of experienced managers in the field of Israeli capital markets. We believe there is currently a “home bias” atmosphere that exists in most of the investment managers in Israel, while our employees and investment managers have unique expertise in the U.S. capital markets.

Furthermore, management believes that most large investment houses are bureaucratic and connected to large insurance companies, which can cause them to not respond as quickly to the changing industry. We believe this separates us from our competition and provides a potential game-changing opportunity for Yetsira.

Mutual Funds

A mutual fund is an investment instrument that has a number of potential advantages from other instruments. These advantages include tax advantages and investment diversification. To establish a mutual fund, an agreement between a fund manager and a trustee is made, according to which the fund manager is responsible for managing the fund’s investments while the trustee holds its assets in trust for unitholders. Pursuant to the Hosting Agreement, Yetsira operates as the external manager to the funds, while Ayalon Mutual Funds LTD acts as the fund manager and Union Bank of Israel acts as the trustee.

The amount that the fund manager is entitled to receive in management fees and the maximum wage that a trustee is entitled to receive as trustee, as well as other technical provisions, is typically determined by a fund agreement and the fund’s investment policy. Each mutual fund has an investment policy to which the fund manager is committed to when he or she purchases securities for the fund. The participation units in the mutual funds are purchased and redeemed through the members of the Israeli stock exchange, mainly banks and mainly by the bank investors’ consultant departments for their clients. The end holders of the mutual fund units purchase the participation units through the members of the Israeli stock exchange in which their accounts are managed, and their identity, for the most part, is not known to the fund.

As of March 31, 2020, the managed mutual funds market in Israel was $53.01 billion AUM, with approximately $476 million in annual income. Banks are interested in their customers purchasing mutual funds due to the commission the banks receive from the fund manager. The basic engine for choosing a fund by the banks is heavily reliant on the rating of the fund created by an algorithm linked to the past performance of the fund relative to risk.

Private Portfolio Management

Private portfolio management is the management of securities by licensed portfolio managers through a power of attorney to execute transactions in the brokerage accounts of the client. Portfolio management is provided to private customers, business corporations (including local authorities, kibbutzim, non-profit organizations and provident funds). We estimate that there is currently $50 billion in potential market AUM.

As of March 31,2020 the number of companies with a portfolio management license in Israel was 126 companies, 74 of which operate only in the private portfolio management sector. The number of companies with a fund manager license was 19, and 33 companies operate pursuant to a hosting agreement as Yetsira does. There are also 52 licensed companies that operate in the Israeli mutual fund area that manage a total of approximately $86.19 billion, including approximately $9.02 billion in deposit funds, $24.15 billion in Israeli ETF funds& index funds, and $53.14 billion in managed funds.

Establishing New Funds

Our continued focus is on our core business of mutual fund management, while increasing our number of managed funds. The yearly fixed cost of each fund is approximately $35,000 which does not include bank distribution fees that are 0.35% yearly of fund AUM. Due to our zero fee special for the first year of each new fund, this expense is estimated at $14,000 (depends on the fund’s first year growth rate), each fund maturation periods are from 1-3 years due to the bank rating systems. On December 18, 2019, we initiated a new fund with a zero-fee special for 2020. Part of our growth depends on the strength of our brand, which the Company intends to strengthen by increasing our exposure to the general public, especially to the investment advisors in the banks, which constitute the main channel for funds distribution. We also plan to increase public relations activities and advertising and started to work with a P.R agency that is well known in the Israeli financial markets and have a close connection with the Israeli financial newspapers and web-sites, this expense is approximately $28,000 yearly. Advertisement costs are varying from $3,500 to $15,000 per month depending on the popularity of the financial web site or newspaper to the location and time the advertisement will appears. The yearly budget for this advertisement campaign is approximately $35,000 and will be used to strengthen recruitment momentum. Furthermore, in 2020, we expect to examine possibilities for integrating technological means in our services, mainly the private portfolio management service- due to the changes in the “Advisory law” In Israel so the recruitment process of private investment portfolio client could be made fully on line. We also continue to examine the expansion of our areas of activity, through cooperation, locating synergetic opportunities for the existing areas of activity and establishing additional parallel investment instruments, etc.

.

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Government Regulations

In Israel, the portfolio management and investment marketing industry is regulated by “Advisory Law” and the regulations that have been installed under it. According to the Advisory Law, portfolio management must be done in a corporation that has received a license to engage in portfolio management from the ISA, which also requires that employees of the corporation hold such a license. Obtaining a license from the ISA requires passing professional exams and an internship period. In addition, in fulfilling its obligations under the Advisory Law a licensee is subject to supervision by the ISA.

On January 11, 2017, the Yetsira Investment House received an investment portfolio manager license from the ISA. The license number is 772. The industry is characterized by significant regulation mainly by the ISA. Furthermore, since the major distributors of mutual funds to the general public are the banks investor consultant department, there is exposure to regulatory changes on behalf of the Bank of Israel.

Property

The Company has no property. The Company rents office space at Menahem Begin 7, Ramat Gan , Israel 5268102.

Legal Proceedings

There are no legal proceedings to which we are presently a party, and we are not aware of any legal proceedings threatened or contemplated against us.

Employees

We currently have five (5) employees, including one part-time employee.

MANAGMENT

The following table presents information with respect to our sole executive officer and director, as well as key employees of our subsidiaries:

Name	Age	Position(s)
Guy Nissenson	45	Founder, Chief Executive Officer, Chief Financial Officer, Chairman of the Board of Directors
Illan Arad Keshat(1)	41	Co-Founder of Yetsira Investment House, Chief Executive Officer and Investment Manager of Yetsira Investment House
Shmuel Yelshevich(1)	31	Co-Founder of Yetsira Investment House, Chief Financial Officer, Investment Manager and Vice President of Sales of Yetsira Investment House
Amit Biliya(1)	40	Co-Founder and Analyst of Yetsira Investment House

(1) These individuals are key employees to the Company but are not executive officers and directors of Creations, Inc.

Background of officers and directors

The following is a brief account of the education and business experience during at least the past five years of our officers and directors and key employees, indicating each person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Guy Nissenson joined Yetsira as a Chairman of the Board of Directors in February 2017. From 2015 to 2019, Mr. Nissenson served as President and Chief Executive Officer at Certus Port Automation / HTS, Ltd., a leader in the fields of OCR, LPR and image processing, software development and system integration with products that serve as core technology enablers for automation of mission critical, terminal and container handling operations as well as parking facilities, airports, citations and safe cities. From 1999 to 2015, Mr. Nissenson founded NTS, Inc. and served as President and Chief Executive Officer. Mr. Nissenson holds a MBA in International Business from Royal Holloway, University of London, and BSc and a degree in business management from Kings College, University of London. Mr. Nissenson is a commercially focused executive with 15+ years’ line experience growing businesses organically and through accretive acquisitions with a proven track record of strategic & operational achievement in the U.S., Europe and the Middle East. He is experienced across a range of functions including finance, marketing, business operations, regulatory, public company compliance & strategic transformation. In 2014, NTS, Inc., the company he founded (formerly NYSE/AMEX:NTS) sold for a record EBITDA multiple

We believe that Mr. Nissenson is qualified to serve as a director of the Company because of his extensive experience in corporate and finance management.

Ilan Arad Keshet co-founded Yetsira and has served as Chief Executive Officer and Investment Manager of Yetsira since November 2016. From 2013 to 2015. Mr. Arad Keshet served as a private investment manager and counselor to a wealth family, specializing in complex options strategies. From 2010 to 2013, Mr. Arad Keshet served at dash- Securities, a large brokerage firm in Israel, as a trading floor manager and portfolio manager of institutional funds. Mr. Arad Keshet holds a portfolio management license from the ISA and a BA in Finance from Max Stern Yezreel Valley College. Mr. Arad Keshet is a licensed portfolio manager by the ISA.

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Shmuel Yelshevish co-founded Yetsira and served as Chief Financial Officer, Vice President of Sales and Investment Manager at Yetsira since November 2016. From 2013 to 2016, Mr. Yelshevich served as a manager of marketing department, portfolio manager and analyst at Tamir Fishman Israeli portfolio management firm. Mr. Shmuel holds a portfolio management license from the ISA and a B.A. in Finance and Financial Risk Management from The Interdisciplinary Center Herzliya. Mr. Yelshevich is a licensed portfolio manager by the ISA.

Amit Biliya co-founded Yestira and has served as a Securities Analyst and Portfolio Investment Manager at Yetsira since November 2016. From 2011 to 2016, Mr. Biliya served as a Costumer Relationship Manager, Portfolio Manager and A analyst at Tamir fishman Israeli portfolio management firm. Mr. Biliya holds a portfolio management license from the ISA and a B.A. in Finance and Management from Ruppin Academic Center. Mr. Biliya is a licensed portfolio manager by the ISA.

No Family Relationships

There is no family relationship between any director and executive officer or among any directors or executive officers.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes on behalf of our company. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the board’s appetite for risk. While the board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

Committees of the Board

We currently do not maintain any committees of the Board of Directors. Given our size and the development of our business to date, we believe that the sole director can perform all of the duties and responsibilities which might be performed by a committee. We do not currently have an audit committee financial expert.

Corporate Governance Guidelines

The Board of Directors will adopt corporate governance guidelines that serve as a flexible framework within which our Board of Directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and Chief Executive Officer and Chief Financial Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be available on our website at www.Creationsfin.com

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

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5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXCUTIVE COMPENSATION

The following table sets forth the compensation for our fiscal years ended December 31, 2019 and 2018, respectively, earned by or awarded to, as applicable, our principal executive officer, principal financial officer and our other most highly compensated executives.

Name and Principal		Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total Compensation
Position (1)	Year	($)	($)(2)	($)	($)	($)	($)
Guy Nissenson	2018	$10,000	$0	-	-	-	$10,000
CEO, CFO, Director	2019	12,000	10,000	-	-	-	22,000

(1)	No other employees’ total compensation met the threshold that would require disclosure.
(2)	During the year ended 2018 and 2019, the Company did not have incentive performance bonus criteria. For the year ended 2020 and 2021, the bonus will be calculated based on certain target thresholds related to total AUM of the Company at the end of each quarter, If the threshold is not achieved, no bonus is paid. For 2020 and 2021, the following table shows the target thresholds for total AUM of the Company of each quarter.

Year	Q1	Q2	Q3	Q4
2020	$85,301,861	$100,810,088	$129,539,613	$172,351,158
2021	210,755,797	259,109,610	312,486,403	386,337,709

Employment Agreements with Named Officers

On November 11, 2019, the Company entered into an employment agreement (the “Employment Agreement”) with our Chief Executive Officer and Chief Financial Officer, Guy Nissenson. The Employment Agreement has an initial term of five years with a monthly salary that is based upon the total amount of Managed Capital of the Company, including all of its subsidiaries, as set forth in the table below:

Managed Capital(1) of the Company	Monthly Salary
Up to $200,000,000	$0
$200,000,001 - $500,000,000	$10,000
$500,000,001 - $1,000,000,000	$30,000
$1,000,000,001 and above	$50,000

(1)	“Managed Capital” means the amount of managed capital of the Company, including its subsidiaries, as determined by all investments and assets that the Company manages and/or oversees including but not limited to deposits, managed accounts, advisory role over other investments and all types of funds (mutual, private, venture, pension, etc.).

The Employment Agreement also provides Mr. Nissenson the ability participate in customary benefit plans, such as life insurance, hospitalization, major medical and other benefits that may be in effect, as well as any equity incentive plan or other equity compensation plan, if established by the Company, to the effect he is eligible to participate. In addition, the Board will, from time to time, and not less than once a calendar year, consider approving a grant of success bonus to Mr. Nissenson, subject to the review, oversight and recommendation by any committee of the Board as may be required. Factors that any such committee will take into account include, among other factors, the Company’s revenues, profits or completion of transactions or activities of the Company.

The Employment Agreement has a fixed term of five (5) years, and thereafter shall be automatically renewed for additional terms of three (3) years, unless terminated. Each of the Company and Mr. Nissenson have the right to terminate the automatic renewal, for any reason whatsoever, by providing proper notice, including providing such notice not less than six (6) months prior to the expiration of the initial term or the expiration of a renewal term. Notwithstanding the foregoing, Mr. Nissenson has the right to terminate the Employment Agreement for any reason upon not less than eight (8) months’ notice, unless for “Good Reason,” in which case one (1) months’ notice is required. The Company also has the right to terminate the Employment Agreement only for “Cause,” “Disability” or “Death.” The Company must provide notice not less than three (3) days in the event of termination for Cause and thirty (30) days in the event of termination for Disability.

The terms “Good Reason,” Cause,” “Disability” and “Death” are defined in Appendix A to the Employment Agreement, a copy of which is filed as Exhibit 10.3 to the registration statement of which this prospectus forms a part.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards at the end of December 31, 2019 or as of the date of this prospectus.

Director Compensation

To date, we have not paid any compensation to our directors.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

We describe below all transactions and series of similar transactions, other than compensation arrangements, since January 1, 2016, to which we were a party or will be a party, in which:

●	the amounts involved exceeded the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years; and

●	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

The Company will only enter into related party transactions if the terms are at least as favorable to them as could be obtained from a third party.

On January 29, 2018 and April 8, 2018, Yetsira Holdings Ltd. (hereinafter “Holdings”) entered into two loan agreements with a wholly-owned company held by Guy Nissenson, who was the majority stockholder of Holdings (hereinafter “Related Party” and “Majority Stockholder”, respectively) for a total amount of NIS300,000 (approximately $83,494) (the “Loans”). The Loans had a term of five years from the issuance date and bore an annual interest rate of 10%, with accrued interest payable annually on each of the Loans’ anniversary date. The Loans were scheduled to be repaid in four equal annual installments, commencing from the second interest payment date (i.e. the first principal payment was due to be made in 2020). A full lien was placed on the shares of Yetsira in favor of the Related Party as security for the Loans.

In July 2018, Holdings entered a third loan agreement with the Related Party for an additional principal amount of NIS 266,879 (approximately $74,195). The loan had a term of five years and bore an annual interest rate of 15%, with accrued interest payable annually on the loan’s anniversary date. The loan was scheduled to be repaid in four equal annual installments, commencing from the second interest payment date. Additionally, as part of the loan agreement, the Related Party purchased an additional 12,944 shares of common stock of Holdings for a total amount of $8,837 (see also Note 7B1 to the Financial Statements).

In March 2019, Holdings entered a fourth loan agreement with the Related Party for an additional principal amount of NIS86,703 (approximately $23,524). The loan had a term of five years and bore an annual interest rate of 15%. The loan was scheduled to be repaid in four equal annual installments, commencing from the second interest payment date. On July 1, 2019, Mr. Guy Nissenson converted $204,051 of debt that was owed to him from Yetsira Holdings LTD to 253 ordinary shares of Yetsira Holdings Ltd.

On July 1, 2019, a share swap was executed between Creations and Yetsira Holdings Ltd. shareholders, in which Creations received 100% of Yetsira Holdings Ltd. Mr. Guy Nissenson, Chairman of the Board and a stockholder of both companies, received in exchange for his Yetsira Holdings shares 379,435 shares of Creations and 379,435 warrants to purchase shares of common stock, exercisable at $1.00 per share, which is the same price as all outstanding warrants.

On July 7, 2019, Mr. Guy Nissenson purchased 665,000 shares of Creations Inc. and 665,000 warrants to purchase shares of Common Stock at a price of $665,000 which was the same price paid as all other investors.

On November 11, 2019, Mr. Guy Nissenson entered into a voting agreement with certain shareholders (the “Voting Agreement”) pursuant to which Mr. Nissenson was granted full voting power over 242,709 shares of common stock, including any shares that are received upon exercise of warrants owned by the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of February 12, 2020 for:

●	each beneficial owner of more than 5% of our outstanding common stock;

●	each of our director and named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common stock that can be acquired within 60 days of February 2, 2020 The percentage ownership information shown in the table is based upon 2,289,744 shares of common stock outstanding as of February 2, 2020.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 12, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the stockholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of the Company.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership Before the Offering	Percentage of Shares Outstanding Before the Offering
Guy Nissenson(1)(5)	2,088,870	46.17%
Blair E Sanford(2)	200,000	8.12%
David Slomka(2)	200,000	8.12%
Ilan and Dalia Bar(2)	200,000	8.12%
Rising Moon Assets Inc.(2)	200,000	8.12%
Shemer Schwarz(2)	200,000	8.12%
Avner Roash(3)	140,000	5.83%
Elnatan Ori Efraim(3)	140,000	5.83%
Ilan Arad Keshet(4)	161,806	6.68%
Amit Biliya(4)	161,806	6.68%
Shmuel Yelshevich(4)	161,806	6.68%
All Executive Officers and Directors as a group (1 individuals)	2,088,870	46.17%

(1) Includes 1,044,435 warrants to purchase shares of common stock.

(2) Includes 100,000 warrants to purchase shares of common stock. Moshe Harshalom is the controlling owner of Rising Moon Assets Inc. and therefore has direct voting and investment power over the shares.

(3) Includes 70,000 warrants to purchase shares of common stock.

(4) Includes 80,903 warrants to purchase shares of common stock.

(5) Does not include an aggregate of 242,709 shares of common stock, which shares are subject to the Voting Agreement granting Mr. Nissenson the right to vote such shares.

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DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 100,000,000 shares of common stock, $0.0001 par value per share. As of February 12, 2020, a total of 2,289,744 shares of our common stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share. Our Certificate of Incorporation does not expressly prohibit cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Board of Directors and issued in the future.

Our common stock is currently not traded. We intend to apply to have our common stock listed on the OTCQB. No assurance can be given that our application will be approved.

The transfer agent of our common stock is Transfer Online, Inc. Their address is 512 SE Salmon St., Portland, OR 97214.

Outstanding Warrants

The following summary of certain terms and provisions of the Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is three (3) years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the warrant agent a duly executed exercise notice and payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the warrants is $1.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Stock Options and Outstanding Warrants

As of February 12, 2020, we had reserved 1,558,639 shares of our common stock for issuance pursuant to outstanding warrants, at a weighted average price of $1.00 per share.

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PLAN OF DISTRIBUTION

Each Selling Stockholders (of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

●	block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker dealer as principal and resale by the broker dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	in transactions through broker dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus. In addition, any sale of shares by the Selling Stockholders will be the fixed price of $1.50 per share until such time that the shares are listed on the OTCQB.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

The Selling Stockholders may enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In the event that the Company or the Selling Stockholders select to use a broker-dealer or agent in connection with the distribution of the securities registered herein, the company undertakes to file a post-effective amendment to this registration statement to disclose the identify of such broker-dealer or agent and the material terms of the compensation arrangement with such entity.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

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The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Sichenzia Ross Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of Creations, Inc. for each of the nine months in the period ended December 31, 2019 and 2018, respectively, and each of the two years in the period ended December 31, 2018 and 2017, respectively, included in this prospectus have been reviewed for the nine-month periods and audited for the full year periods by Barzily and Co., independent registered public accounting firm, as set forth in their report thereon appearing therein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Immediately upon completion of this listing, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the Registration Statement, also are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

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CREATIONS INC. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020

F-1

F-2

CREATIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars except share data)

	March 31, 2020	December 31, 2019
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	1,134,509	1,365,527
Marketable securities	27,441	-
Bank deposit	424	437
Other current assets	39,327	20,991
Total current assets	1,201,701	1,386,955

Non-current assets
Property and equipment, net	3,857	4,438
Loans granted to stockholders	34,704	35,669
Total non-current assets	38,561	40,107

Total assets	1,240,262	1,427,062

LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities
Accounts payable	103,274	91,825
Related parties	1,034	1,066
Total current liabilities	104,308	92,891

COMMITMENT AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Common Stock of $0.0001 par value -
Authorized: 100,000,000 at March 31, 2020 and December 31, 2019; Issued and outstanding: 2,289,744 shares at March 31, 2020 and December 31, 2019	229	229
Additional paid-in capital	2,204,898	2,204,898
Accumulated other comprehensive income (loss)	(6,643)	5,654
Accumulated deficit	(1,062,530)	(876,610)
Total stockholders’ equity	1,135,954	1,334,171

Total liabilities and stockholders’ equity	1,240,262	1,427,062

The accompanying notes are an integral part of the condensed consolidated financial statements

F-3

CREATIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars except share data)

	For the three months ended March 31,
	2020	2019
	Unaudited

Revenues	90,501	73,275
Cost of revenues	(90,961)	(74,466)
Gross loss	(460)	(1,191)

Operating expenses:
Marketing expenses	(2,065)	(321)
General and administrative expenses	(195,592)	(38,499)

Operating loss	(198,117)	(40,011)

Financial (expenses) income, net	12,197	(4,065)

Net loss for the year	(185,920)	(44,076)
Other comprehensive expenses: Foreign currency translation adjustments	(12,297)	(5,922)
Comprehensive loss	(198,217)	(49,998)

Basic and diluted net loss per share	(0.08)	(0.11)
Weighted average number of Common Stock used in computing basic and diluted loss per share	2,289,744	417,459

The accompanying notes are an integral part of the condensed consolidated financial statements

F-4

CREATIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars except share data)

	Common Stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total stockholders’
	Number	Amount	capital	income	deficit	deficit
	Unaudited

Balance as of January 1, 2019	417,459	$42	$332,732	$12,918	$(400,692)	$(55,000)

Other comprehensive loss	-	-	-	(5,922)	-	(5,922)
Net loss	-	-	-	-	(44,076)	(44,076)

Balance as of March 31, 2019	417,459	$42	$332,732	$6,996	$(444,768)	$(104,998)

	Common Stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total stockholders’
	Number	Amount	capital	income	deficit	equity
	Unaudited

Balance as of January 1, 2020	2,289,744	$229	$2,204,898	$5,654	$(876,610)	$1,334,171

Other comprehensive loss	-	-	-	(12,297)	-	(12,297)
Net loss	-	-	-	-	(185,920)	(185,920)

Balance as of March 31, 2020	2,289,744	$229	$2,204,898	$(6,643)	$(1,062,530)	$1,135,954

The accompanying notes are an integral part of the condensed consolidated financial statements

F-5

CREATIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars)

	For the three months ended March 31,
	2020	2019
	Unaudited

Cash flows from operating activities:
Net loss	(185,920)	(44,076)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	453	605
Financial expenses related to loans from related company	-	4,923
Financial income related to loans to shareholders	(127)	-
Unrealized gain on marketable securities	(3,126)	-
Changes in operating assets and liabilities:
Other current assets	(19,197)	547
Accounts payable	13,362	23,156
Related parties	-	-
Net cash used in operating activities	(194,555)	(14,845)

Cash flows from financing activities:
Loans received from related company	-	27,533
Net cash provided by financing activities	-	27,533

Cash flows from investing activities:
Maturity of bank deposit	-	12,514
Investment in marketable securities	(24,315)	-
Net cash (used in) provided by investing activities	(24,315)	12,514

Foreign currency translation adjustments on cash and cash equivalents	(12,148)	(1,279)

Change in cash and cash equivalents	(231,018)	23,923
Cash and cash equivalents at beginning of year	1,365,527	86,094
Cash and cash equivalents at end of year	1,134,509	110,017

The accompanying notes are an integral part of the condensed consolidated financial statements

F-6

CREATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 1	-	GENERAL

A.	Creations Inc. (hereinafter: the “Company”) was established as a private company under the laws of the State of Delaware on May 13, 2019. The Company’s core business is the external management of Israeli mutual funds. It operates as a portfolio manager through its wholly-owned subsidiary, Yetsira Investment House Ltd., (hereinafter: “Yetsira”).

The Company has two wholly-owned subsidiaries. Yetsira Holdings Ltd. (hereinafter: “Holdings”) was established as a private Israeli corporation in December 2017. Yetsira Investment House Ltd. was established as a private Israeli corporation in November 2016. It is licensed as a portfolio manager by the Israel Securities Authority (“ISA”) and focuses on the external management of investment portfolios and mutual funds and the marketing of investment opportunities.

On January 29, 2018 Holdings became the sole stockholder of Yetsira by means of a share exchange agreement (the “Yetsira Exchange”), under which the issued and outstanding shares of Yetsira were exchanged for shares of Holdings on a one-to-one basis.

On July 3, 2019 the Company entered into a share exchange agreement (the “Holdings Exchange”) pursuant to which all of the outstanding shares of Holdings were exchanged for shares of the Company at a rate of 1:809 (the “Exchange Ratio”), with Holdings stockholders each receiving the same proportional ownership in the Company as they had held in Holdings immediately prior to the agreement. On the execution of the agreement and exchange of shares, Holdings became a wholly-owned subsidiary of the Company.

For presentation purposes, all Common Stock and loss per share amounts have been adjusted to give retroactive effect to the Exchange Ratio for all periods presented in these consolidated financial statements.

B.	Beginning in early 2020, there has been an outbreak of coronavirus (COVID-19), initially in China and which has spread to other jurisdictions, including locations where the Company does business. The full extent of the outbreak, related business and travel restrictions and changes to behavior intended to reduce its spread are uncertain as of the signing date of these financial statements as this continues to evolve globally. Therefore, the full extent to which coronavirus may impact the Company’s results of operations or liquidity is uncertain. This outbreak has already had a material impact on the AUM and the operations of the Company. Management continues to monitor the impact that the COVID-19 pandemic is having on the Company, the specialty industry and the economies in which the Company operates. The Company anticipates that its future results of operations, including the results for 2020, will be materially impacted by the coronavirus outbreak, but at this time does not currently expect that the impact from the coronavirus outbreak will have a material effect on the Company’s liquidity or financial position. However, given the speed and frequency of continuously evolving developments with respect to this pandemic, the Company cannot reasonably estimate the magnitude of the impact to its results of operations, and, if the outbreak continues on its current trajectory, such impacts could grow and become material to its liquidity or financial position.

F-7

CREATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements and related notes contained elsewhere in the prospectus on Form S-1 for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. As permitted under those rules, certain information and footnote disclosures normally required or included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the three months ended March 31, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any other interim period or for any future period.

B.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

C.	Cash and cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

D.	Marketable securities

The Company values equity securities that are traded on a national securities exchange at their last reported sales price. To the extent that equity securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. Equity securities traded on inactive markets or valued by reference to similar instruments are generally categorized in level 2 of the fair value hierarchy.

E.	Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

F-8

CREATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.	Net Loss Per Share

The Company computes net loss per share in accordance with ASC 260, “Earnings per share”. Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, net of the weighted average number of treasury shares (if any). Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential shares of common stock that would have been outstanding if the potential shares of common stock had been issued and if the additional shares of common stock were dilutive. Potential shares of common stock are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive.

An amount of 2,289,744 outstanding stock warrants have been excluded from the calculation of the diluted net loss per share, for the period of three months ended March 31, 2020, because the effect of the common shares issuable as a result of the exercise or conversion of these instruments was determined to be anti-dilutive.

G.	Recently issued accounting pronouncements, not yet adopted:

1.	In August 2018, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” (“ASU No. 2018-13”) which is designed to improve the effectiveness of disclosures by removing, modifying and adding disclosures related to fair value measurements. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; the ASU allows for early adoption in any interim period after issuance of the update. The adoption of this ASU didn’t have significant impact on the Company’s consolidated financial statements.

2.	In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For the Company, the amendments in the update were originally effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission) and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted. The Company is currently assessing the impact the guidance will have on its consolidated financial statements.

F-9

CREATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 3	-	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Loans granted to stockholders

In 2019, the Company entered into loan agreements with three of its stockholders, who also serve as service providers to Holdings and Yetsira, under which the Company issued each of the three a loan of NIS41,041, for an aggregated total of NIS123,123 (approximately $34 thousand) (the “Loans”). The Loans bear interest at a rate of 1.45% per annum (the “Interest”). The Loans are payable on the earlier of the stockholders’ request to repay, 90 days after the termination of such stockholders’ service agreements, 30 days after the resignation of such stockholders from their positions as a service providers or 30 days upon selling of 25% of the Company’s shares that are held by such stockholders.

B.	Loans from related company

On January 29, 2018 and April 8, 2018, Holdings entered into two loan agreements with a wholly- owned company held by Guy Nissenson, who was the majority stockholder of Holdings (hereinafter “Related Party” and “Majority Stockholder”, respectively) for a total amount of NIS300,000 (approximately $83,494( (the “Loans”). The Loans had a term of five years from the issuance date and bore an annual interest rate of 10%, with accrued interest payable annually on each of the Loans’ anniversary date. The Loans were scheduled to be repaid in four equal annual installments, commencing from the second interest payment date (i.e. the first principal payment was due to be made in 2020). A full lien was placed on the shares of Yetsira in favor of the Related Party as security for the Loans.

In July 2018, Holdings entered a third loan agreement with the Related Party for an additional principal amount of NIS 266,879 (approximately $74,195). The loan had a term of five years and bore an annual interest rate of 15%, with accrued interest payable annually on the loan’s anniversary date. The loan was scheduled to be repaid in four equal annual installments, commencing from the second interest payment date.

In March 2019, Holdings entered a fourth loan agreement with the Related Party for an additional principal amount of NIS100,000 (approximately $27,980). The loan had a term of five years and bore an annual interest rate of 15%. The loan was scheduled to be repaid in four equal annual installments, commencing from the second interest payment date.

On July 1, 2019, Holdings entered into agreement with the Majority Stockholder under which all of the outstanding Loans and accrued interest of NIS746,075 (approximately $204,753) were converted into 204,685 shares common stock of Holdings.

F-10

CREATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 3	-	RELATED PARTIES BALANCES AND TRANSACTIONS (CONT.)

C.	Balances with related parties

	March 31, 2020	December 31, 2019
	Unaudited

Assets:
Loans granted to stockholders	$34,704	$35,669

Liabilities:
Related parties	$1,034	$1,066

D.	Transactions with related parties

	For the period of three months ended March 31,
	2020	2019
	Unaudited

Income:
Interest income in respect to loans granted to stockholders	$(127)	$-

Expenses:
Management fee	$24,658	$-
Interest expenses in respect to loans from related company	$-	$9,082

F-11

CREATIONS INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

F-12

CREATIONS INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Creations Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Creation Inc. (the “Company”) and its subsidiaries as of December 31, 2019 and 2018, the related statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/S/ BARZILY AND CO.

We have served as the Company’s auditor since 2019.

Jerusalem, Israel

May 4, 2020

F-14

CREATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars except share data)

	December 31,	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	1,365,527	86,094
Bank deposit	437	10,781
Other current assets	20,991	9,872
Total current assets	1,386,955	106,747

Non-current assets
Bank deposit	-	1,789
Property and equipment, net	4,438	6,167
Loans granted to stockholders	35,669	-
Total non-current assets	40,107	7,956

Total assets	1,427,062	114,703

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	91,825	6,594
Related parties	1,066	303
Total current liabilities	92,891	6,897

Non-current liabilities
Loans from related company	-	162,806
Total liabilities	-	169,703

COMMITMENT AND CONTINGENCIES
STOCKHOLDERS’ EQUITY (DEFICIT)
Common Stock of $0.0001 par value - Authorized: 100,000,000 and 80,903,000 at December 31, 2019 and 2018; Issued and outstanding: 2,289,744 and 417,459 shares at December 31, 2019 and 2018, respectively	229	42
Additional paid-in capital	2,204,898	332,732
Accumulated other comprehensive income	5,654	12,918
Accumulated deficit	(876,610)	(400,692)
Total stockholders’ equity (deficit)	1,334,171	(55,000)

Total liabilities and stockholders’ equity (deficit)	1,427,062	114,703

The accompanying notes are an integral part of the financial statements

F-15

CREATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars except share data)

	For the year ended December 31,
	2019	2018

Revenues	323,370	271,252
Cost of revenues	(329,104)	(282,498)
Gross loss	(5,734)	(11,246)

Operating expenses:
Marketing expenses	(29,167)	(20,160)
General and administrative expenses	(431,201)	(127,256)

Operating loss	(466,102)	(158,662)

Financial expenses, net	(9,816)	(15,023)

Net loss for the year	(475,918)	(173,685)
Other comprehensive expenses: Foreign currency translation adjustments	(7,264)	(570)
Comprehensive loss	(483,182)	(174,255)

Basic and diluted net loss per share	(0.70)	(0.42)

Weighted average number of Common Stock used in computing basic and diluted loss per share	675,728	409,897

The accompanying notes are an integral part of the financial statements

F-16

CREATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars except share data )

	Common Stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total stockholders’ equity
	Number	Amount	capital	income	deficit	(deficit)

Balance as of January 1, 2018	404,515	$41	$323,896	$13,488	$(227,007)	$110,418

Issuance of shares of Common Stock	12,944	1	8,836	-	-	8,837
Other comprehensive loss	-	-	-	(570)	-	(570)
Net loss	-	-	-	-	(173,685)	(173,685)

Balance as of December 31, 2018	417,459	42	332,732	12,918	(400,692)	(55,000)

Conversion of loans from related company into shares of Common Stock	204,685	20	204,733	-	-	204,753
Issuance of units consisting of shares of Common Stock and warrants	1,667,600	167	1,667,433	-	-	1,667,600
Other comprehensive loss	-	-	-	(7,264)	-	(7,264)
Net loss	-	-	-	-	(475,918)	(475,918)

Balance as of December 31, 2019	2,289,744	$229	$2,204,898	$5,654	$(876,610)	$1,334,171

The accompanying notes are an integral part of the financial statements

F-17

CREATIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars)

	December 31,	December 31,
	2019	2018

Cash flows from operating activities:
Net loss	(475,918)	(173,685)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,560	2,353
Financial expenses related to loans from related company	5,815	12,042
Financial income related to loans to shareholders	(42)
Changes in operating assets and liabilities:
Other current assets	(9,465)	(1,531)
Accounts payable	82,896	(8,717)
Related parties	715	-
Net cash used in operating activities	(393,439)	(169,538)

Cash flows from financing activities:
Issuance of shares of Common Stock	-	8,837
Issuance of units consisting of shares of Common Stock and warrants	1,667,600	-
Loans received from related company	27,980	157,689
Credit from banks	-	(258)
Net cash provided by financing activities	1,695,580	166,268

Cash flows from investing activities:
Maturity of (investment in) bank deposit	12,794	(150)
Loans granted to stockholders	(34,542)	-
Purchase of property and equipment	(378)	(1,027)
Net cash used in investing activities	(22,126)	(1,177)

Foreign currency translation adjustments on cash and cash equivalents	(582)	(7,044)

Change in cash and cash equivalents	1,279,433	(11,491)
Cash and cash equivalents at beginning of year	86,094	97,585
Cash and cash equivalents at end of year	1,365,527	86,094

Supplementary information on financing activities not involving cash flows:
Conversion of loans from related company into shares of Common Stock	204,753	-

F-18

CREATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 1	-	GENERAL

Creations Inc. (hereinafter: the “Company”) was established as a private company under the laws of the State of Delaware on May 13, 2019. The Company’s core business is the external management of Israeli mutual funds. It operates as a portfolio manager through its wholly-owned subsidiary, Yetsira Investment House Ltd., (hereinafter: “Yetsira”).

The Company has two wholly-owned subsidiaries. Yetsira Holdings Ltd. (hereinafter: “Holdings”) was established as a private Israeli corporation in December 2017. Yetsira Investment House Ltd. was established as a private Israeli corporation in November 2016. It is licensed as a portfolio manager by the Israel Securities Authority (“ISA”) and focuses on the external management of investment portfolios and mutual funds and the marketing of investment opportunities.

On January 29, 2018 Holdings became the sole stockholder of Yetsira by means of a share exchange agreement (the “Yetsira Exchange”), under which the issued and outstanding shares of Yetsira were exchanged for shares of Holdings on a one-to-one basis. (See also Note 2D).

On July 3, 2019 the Company entered into a share exchange agreement (the “Holdings Exchange”) pursuant to which all of the outstanding shares of Holdings were exchanged for shares of the Company at a rate of 1:809 (the “Exchange Ratio”), with Holdings stockholders each receiving the same proportional ownership in the Company as they had held in Holdings immediately prior to the agreement. On the execution of the agreement and exchange of shares, Holdings became a wholly-owned subsidiary of the Company. (See also Note 2D).

For presentation purposes, all Common Stock and loss per share amounts have been adjusted to give retroactive effect to the Exchange Ratio for all periods presented in these consolidated financial statements.

F-19

CREATIONS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with U.S. GAAP accounting principles requires management to make estimates and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

B.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

C.	Functional currency

The functional currency of the Company is the U.S. dollar, which is the currency of the primary economic environment in which it operates. In accordance with ASC 830, “Foreign Currency Matters” (ASC 830), monetary balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions and from the remeasurement of monetary balance sheet items are carried as financing income or expenses.

The functional currency of Yetsira and Holdings is the New Israeli Shekel (“NIS”) and their financial statements are included in the consolidation based on translation into US dollars. Accordingly, assets and liabilities were translated from NIS to US dollars using year-end exchange rates, and income and expense items were translated at average exchange rates during the year. Gains or losses resulting from translation adjustments are reflected in stockholders’ equity (deficit), under “Accumulated Other Comprehensive Income”.

	December 31,	December 31,
	2019	2018
Official exchange rate of NIS 1 to US dollar	0.289	0.267

F-20

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

D.	Merger of entities under common control

The Company accounted for the exchanges of shares completed under the Yetsira Exchange and the Holdings Exchange pursuant to ASC 805-50 “Transactions between Entities under Common Control”. Accordingly, all prior financial information has been presented to reflect this transaction as a “pooling of interests” as of the earliest period presented under common control.

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the receiving entity issues equity interests in the exchange, the equity interests issued are recorded at an amount equal to the carrying amount of the net assets transferred, even if the fair value of the equity interests issued is reliably determinable.

The annual consolidated financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period in which common control was established. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period in which common control was established to the date the transfer is complete, and those of the combined operations from that date to the end of the period.

The annual consolidated financial statements as of December 31, 2019 include the accounts of the Company from May 13, 2019, its date of incorporation, and the accounts of Holdings and Yetsira since inception date.

E.	Cash and cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

F.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and equipment	33
Vehicle	15

When an asset is retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the statements of operations.

F-21

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.	Impairment of long-lived assets

Property and equipment subject to amortization are reviewed for impairment in accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2019 and 2018, no impairment losses were recorded.

H.	Revenue recognition

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) which supersedes the existing revenue recognition accounting rules. Under the new guidance the Company determines revenue recognition through the following five steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Wealth Management and Investments Brokerage Fees (Gross): The Company earns wealth management and investment brokerage fees from its contracts with trust and brokerage customers to manage assets for investment and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of Assets Under Management (AUM) at month-end. Fees that are transaction-based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. Other related services provided include financial planning services for which the Company’s fees, which are based on a fixed fee schedule, are recognized when the services are rendered.

I.	Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, the bank deposit, other current assets and accounts payable approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2019 and 2018.

F-22

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.	Severance pay

Holdings’ liability for severance pay is calculated according to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), pursuant to which Holdings’ severance pay liability to its employees is fully discharged by monthly deposits to pension fund accounts in the employees’ names, at a rate of 8.33% of the employees’ monthly salary. Under Israeli employment law, payments in accordance with Section 14 release Holdings from any future severance payment obligations in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of the cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the consolidated balance sheets as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay deposit expenses under Section 14 for the years ended December 31, 2019 and 2018 amounted to $1,589 and $0, respectively.

K.	Income taxes

The Company accounts for income taxes under ASC 740, “Income Taxes”. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws. Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

The Company accounts for uncertainties in income taxes under the provisions of ASC 740-10-05 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and certain recognition thresholds must be met before a tax position is recognized. An entity may only recognize or continue to recognize tax positions that meet a “more likely-than-not” threshold. As of December 31, 2019 and 2018, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements. The Company recognizes interest and penalties related to uncertain income tax positions in other expense.

F-23

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.	Concentrations of credit risks

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and a restricted bank deposit. Cash and cash equivalents and the restricted bank deposit are invested mainly in USD and NIS in banks in Israel and the United States. Such funds in United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

M.	Basic and diluted net loss per share

The Company computes net loss per share in accordance with ASC 260, “Earnings per share.” Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, net of the weighted average number of treasury shares (if any).

Diluted loss per common share is computed similarly to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of stock warrants issued to certain investors and their potential dilutive effect is considered using the treasury method.

The total weighted average numbers of shares related to outstanding stock warrants that have been excluded from the calculation of the diluted net loss per share due to their anti-dilutive effect was 238,384 for the year ended December 31, 2019.

As discussed in Note 1, on July 3, 2019, as part of the Holdings Exchange, all of the outstanding shares of Holdings were exchanged for shares of Common Stock of the Company based on the Exchange Ratio. For presentation purposes, all Common Stock and loss per share amounts have been adjusted to give retroactive effect to the Exchange Ratio for all periods presented in these consolidated financial statements.

F-24

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.	Legal and other contingencies

The Company accounts for its contingent liabilities in accordance with ASC 450 “Contingencies” under which a provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2019 and 2018, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

Legal costs incurred in connection with loss contingencies are expensed as incurred.

O.	Warrants

Warrants that were granted by the Company to investors through private placement transactions and to the Holdings stockholders under the Holdings Exchange (see also Notes 7B5 and 7B6) are classified as a component of permanent equity since they are freestanding financial instruments that are legally detachable and separately exercisable, contingently exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of shares of common stock upon exercise. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. Fully vested and non-forfeitable warrants that meet these criteria are initially recorded at their grant date fair value and are not subsequently re-measured.

P.	Recent Accounting Pronouncements Adopted

Accounting Standards Update 2016-02, “Leases (Topic 842): Section A - Leases: Amendments to the FASB Accounting Standards Codification; Section B - Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C - Background Information and Basis for Conclusions”

On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02 (Topic 842) “Leases” which supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases.” Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. In July 2018 ASU 2018-11 was issued, which provided a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

Adoption of this guidance did not have a material impact on the Company’s financial statements as at January 31, 2019 and for the year ended December 31, 2019 as the Company is subject to short-term lease agreements for premises with a lease term of twelve months or less.

F-25

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 3	-	OTHER CURRENT ASSETS

	December 31,
	2019	2018

Governmental authorities	$6,121	$6,711
Prepaid expenses	8,014	3,122
Others	6,856	39
	$20,991	$9,872

NOTE 4	-	LOANS GRANTED TO STOCKHOLDERS

In 2019, the Company entered into loan agreements with three of its stockholders, who also serve as service providers to Holdings and Yetsira (see also Note 6C), under which the Company issued each of the three a loan of NIS41,041, for an aggregated total of NIS123,123 (approximately $34 thousand) (the “Loans”). The Loans bear interest at a rate of 1.45% per annum (the “Interest”). The Loans are payable on the earlier of the stockholders’ request to repay, 90 days after the termination of such stockholders’ service agreements, 30 days after the resignation of such stockholders from their positions as a service providers or 30 days upon selling of 25% of the Company’s shares that are held by such stockholders.

During the year ended December 31, 2019, the Company recognized interest income of NIS149 (approximately $42) in respect of these loans.

Composition:

Year ended December 31,
2019

Opening balance	$-
Loans granted to Stockholders	34,542
Accrued Interest	42
Exchange differences on translation of foreign operations	1,085

Closing balance	$35,669

F-26

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 5	-	LOANS FROM RELATED COMPANY

A.	On January 29, 2018 and April 8, 2018, Holdings entered into two loan agreements with a wholly- owned company held by Guy Nissenson, who was the majority stockholder of Holdings (hereinafter “Related Party” and “Majority Stockholder”, respectively) for a total amount of NIS300,000 (approximately $83,494( (the “Loans”). The Loans had a term of five years from the issuance date and bore an annual interest rate of 10%, with accrued interest payable annually on each of the Loans’ anniversary date. The Loans were scheduled to be repaid in four equal annual installments, commencing from the second interest payment date (i.e. the first principal payment was due to be made in 2020). A full lien was placed on the shares of Yetsira in favor of the Related Party as security for the Loans.

B.	In July 2018, Holdings entered a third loan agreement with the Related Party for an additional principal amount of NIS 266,879 (approximately $74,195). The loan had a term of five years and bore an annual interest rate of 15%, with accrued interest payable annually on the loan’s anniversary date. The loan was scheduled to be repaid in four equal annual installments, commencing from the second interest payment date.

Additionally, as part of the loan agreement, the Majority Stockholder purchased an additional 12,944 shares of common stock of Holdings for a total amount of $8,837 (see also Note 7B1.

C.	In March 2019, Holdings entered a fourth loan agreement with the Related Party for an additional principal amount of NIS100,000 (approximately $27,980). The loan had a term of five years and bore an annual interest rate of 15%. The loan was scheduled to be repaid in four equal annual installments, commencing from the second interest payment date.

D.	On July 1, 2019, Holdings entered into agreement with the Majority Stockholder under which all of the outstanding Loans and accrued interest of NIS746,075 (approximately $204,753) were converted into 204,685 shares common stock of Holdings.

Composition:

	December 31,
	2019	2018

Opening balance	$162,806	$-
Loans received from Related Party	27,980	157,689
Accrued interest	5,609	12,042
Conversion of Loans and accrued interest into common stock	(204,753)	-
Exchange differences on translation of foreign operations	8,358	(6,925)

Closing balance	$-	$162,806

F-27

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 6	-	COMMITMENT AND CONTINGENCIES

A.	Operating leases:

1.	Premises in Israel occupied by Holdings were leased under a lease which expired on December 31, 2019. The annual rental fee amounted to NIS50,000 (approximately $14,468) and was linked to the Israeli Consumer Price Index (“Israel CPI”).

2.	On August 15, 2019, Holdings entered into a lease agreement with WeWork for office space. The lease is for a one-year term running from September 2019 through August 2020. The monthly rental fee amounts to approximately NIS8,000 (approximately $2,244). In addition, the Company is obligated to pay a monthly membership fee based on the terms in the Agreement.

The payments above are associated with short-term leases of premises with a lease term of twelve months or less and therefore are out of scope of ASC 842 “Leases”. Consequently, these payments are recognized on a straight-line basis as an expense in the Consolidated Statements of Operations and Comprehensive Loss.

Total lease expenses amounted to $22,035 and $10,355 for the years ended December 31, 2019 and 2018, respectively.

B.	On January 1, 2017, Yetsira entered into an Agreement with Ayalon Mutual Funds Ltd (“Ayalon MFM”) under which Yetsira receives hosting services from Ayalon and provides fund portfolio management services for funds under the management of Ayalon MFM.

During the years ended December 31, 2019 and 2018, the Company incurred hosting services and fund portfolio management services expenses in total amount of $329,104 and $282,498 which were recorded as cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss.

C.	On July 1, 2019 (the “Effective Date”), Holdings and Yetsira entered into Administration Service Agreements (the “Agreements”) with certain of the Company stockholders (the “Service Providers”), under which the Service Providers will provide outsourced executive services over a period of 12 months commencing from the Effective Date. In consideration of their services, the Service Providers will be entitled to (1) monthly consideration which is subject to the volume of assets administered by Yetsira; (2) bonus awards as defined and under conditions specified in the Agreements and (3) reimbursement of reasonable expenses that were incurred to perform the services.

In addition, the Service Providers are also committed to non-competition clauses over a period of twenty-four months commencing the Effective Date (the “Non-Competition Period”). It was agreed that (1) upon termination of the Agreement by the Company, the Service Provider will be entitled to his monthly based salary over the period commencing the termination period and through the Non-Competition Period or (2) upon resignation of the Agreement by the Service Provider, the Service Provider will be entitled to 50% of his monthly based salary over the period commencing the termination period and through the Non-Competition Period but the Company has the right to avoid the payment by release the Service Provider from this commitment under the non-competition clause.

F-28

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 7	-	STOCKHOLDERS’ EQUITY (DEFICIT)

A.	Common Stock

The holder of the shares of Common Stock are entitled to the following rights:

1.	Right to participate and vote in the Company’s general meetings, whether regular or extraordinary. Each share will entitle its holder, when attending and participating in the voting in person or via agent or letter, to one vote;

2.	Right to share in distribution of dividends, whether in cash or in the form of bonus shares; the distribution of assets or any other distribution pro rata to the par value of the shares held by them;

3.	Right to a share in the distribution of the Company’s excess assets upon liquidation on a pro rata basis to the par value of the shares held by them.

B.	Issuance of shares of Common Stock

1.	As noted in Note 5B, in July 2018, the Main Stockholder purchased an additional 12,944 shares of common stock of Holdings at a price per share of $0.683 for a total amount of $8,837.

2.	As noted in Note 5D, on July 1, 2019, outstanding loans (including accrued interest) of the Main Stockholder in a total amount of $204,753 were converted into 204,685 ordinary shares of common stock of Holdings.

3.	In July 2019, upon the establishment of the Company and as part of the Holdings Exchange, the Company undertook to issue the Holdings shareholders warrants for the purchase of additional shares in the event that it issued warrants as part of the private placement transaction (see also Note 7B4), and then subject to the same terms as the warrants issued to the new investors.

4.	Since the fourth quarter of 2018, the Company has entered into private placement transactions with several investors for the sale of Common Stock, pursuant to which on November 17, 2019 the Company issued units consisting of a total of 1,640,000 shares of Common Stock and 1,640,000 warrants to purchase 1,640,000 shares of Common Stock (the “Warrants”) in exchange for total consideration of $1,640,000. The Warrants are convertible into shares of Common Stock over a period of three-years at an exercise price of $1.00 per share, with the price per share subject to standard anti-dilution adjustments.

In connection with the aforesaid transaction, the Company issued 622,144 warrants with the same terms as the Warrants to the former stockholders of Holdings.

F-29

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 7	-	STOCKHOLDERS’ EQUITY (DEFICIT) (CONT.)

B.	Issuance of shares of Common Stock (Cont.)

5.	During the fourth quarter of 2019, the Company entered into additional private placement transactions with several additional investors under which the Company issued units consisting of 27,600 shares of Common Stock and 27,600 warrants to purchase 27,600 shares of Common Stock and with the same terms as the Warrants, in exchange for total consideration of $27,600.

6.	During the fourth quarter of 2019, the Majority Stockholder entered into a voting agreement with certain stockholders (the “Voting Agreement”) pursuant to which the Majority Stockholder was granted full voting powers over 242,709 shares of Common Stock, including any shares that are issued upon exercise of Warrants owned by the participating .stockholders.

NOTE 8	-	TAXES ON INCOME

A.	Taxation under Various Laws

1.	Tax rates applicable to Yetsira and Holdings:

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018 and thereafter.

2.	Tax rates applicable to the Company:

The enactment of the Tax Cuts and Jobs Act (“Tax Act”) in December 2017, reduced the federal income tax rates from an average of 35% to a 21% flat rate, beginning in the 2018 tax year. The Tax Act also includes a provision designed to currently tax global intangible low-taxed income (“GILTI”), beginning in 2018 tax year. As the Company is currently in a loss position, there was no tax effect in the current year. The Company will record the U.S. income tax effect of future GILTI inclusions in the period in which they arise, if relevant.

After the enactment of the Tax Act, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”) which provided guidance on accounting for the enactment effect of the Tax Act. SAB 118 addressed the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. SAB 118 provided or a measurement period of up to one year from the Tax Act enactment date for companies to complete their accounting under ASC 740. During the quarter ended December 31, 2019, the Company completed the accounting for the income tax effects of the Tax Act, which resulted in an immaterial change in the net deferred tax asset, before valuation allowance, at the enactment date.

F-30

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 8	-	TAXES ON INCOME (CONT.)

B.	Net operating losses carryforward

As of December 31, 2019, Yetsira and Holdings have accumulated net operating loss carryforwards for tax purposes in the amount of approximately $444,152, which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2019, the Company has accumulated net operating loss carryforwards for federal income tax purposes of approximately $140,601 which may be carried forward and offset against taxable income in the future for an indefinite period. Utilization of the U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

C.	Income taxes on foreign subsidiaries

Foreign subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company’s foreign subsidiaries. This is because the Company has the intent and ability to reinvest these earnings indefinitely in the foreign subsidiaries and therefore those earnings are continually redeployed in those jurisdictions.

D.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Year Ended December 31,
	2019	2018

Deferred tax assets:
Net operation loss carryforward	$100,500	$31,131

Net deferred tax asset before valuation allowance	100,500	31,131
Valuation allowance	(100,500)	(31,131)

Net deferred tax asset	$-	$-

F-31

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 8	-	TAXES ON INCOME (CONT.)

E.	Reconciliation of Income Taxes

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect to deferred taxes relating to accumulated net operating losses carried forward and temporary differences due to the uncertainty of the realization of such deferred taxes.

F.	The components of loss before taxes on income are as follows:

	Year ended December 31,
	2019	2018

Foreign	$337,501	$173,685
Domestic	141,730	-

Loss before taxes on income	$479,231	$173,685

G.	Tax Assessments

The Company and its subsidiaries have not received final tax assessments for income tax purposes since incorporation.

NOTE 9	-	FINANCIAL EXPENSE, NET

Composition:

	Year ended December 31,
	2019	2018

Bank commissions and others	$815	$2,664
Exchange rate differences	(1,023)	317
Interest income in respect to loans granted to stockholders (Note 4)	(42)	-
Interest expenses in respect to loans from related company (Note 5)	10,066	12,042

Total financial expense, net	$9,816	$15,023

F-32

CREATIONS INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 10	-	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances with related parties

	December 31,
	2019	2018

Assets:
Loans granted to stockholders	$35,669	$-

Liabilities:
Related parties	$1,066	$303
Loans from related company	$-	$162,806

B.	Transactions with related parties

	Year ended December 31,
	2019	2018

Income:
Interest income in respect to loans granted to stockholders	$(42)	$-

Expenses:
Management fee	$89,463	$38,944
Interest expenses in respect to loans from related company	$10,065	$12,042

NOTE 11	-	SUBSEQUENT EVENTS

Beginning in early 2020, there has been an outbreak of coronavirus (COVID-19), initially in China and which has spread to other jurisdictions, including locations where the Company does business. The full extent of the outbreak, related business and travel restrictions and changes to behavior intended to reduce its spread are uncertain as of the signing date of these financial statements as this continues to evolve globally. Therefore, the full extent to which coronavirus may impact the Company’s results of operations or liquidity is uncertain. This outbreak has already had a material impact on the AUM and the operations of the Company. Management continues to monitor the impact that the COVID-19 pandemic is having on the Company, the specialty industry and the economies in which the Company operates. The Company anticipates that its future results of operations, including the results for 2020, will be materially impacted by the coronavirus outbreak, but at this time does not currently expect that the impact from the coronavirus outbreak will have a material effect on the Company’s liquidity or financial position. However, given the speed and frequency of continuously evolving developments with respect to this pandemic, the Company cannot reasonably estimate the magnitude of the impact to its results of operations, and, if the outbreak continues on its current trajectory, such impacts could grow and become material to its liquidity or financial position.

F-33

YETSIRA HOLDINGS LTD AND SUBSUDUARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Yetsira Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yetsira Holdings Ltd. and Subsidiaries (the “Company”) as of December 31, 2018 and 2017 , and the related statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2018 and 2017 , and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Acquisition of Yetsira Investment House Ltd. (“Investment”)

As discussed in Note 1 to the financial statements, on 29/01/2018, the Company acquired Investment through a share exchange. As of 29/01/2018, Investment became a wholly-owned subsidiary of the Company.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/S/ BARZILY AND CO.

We have served as the Company’s auditor since 2019.

Jerusalem, Israel

February 10, 2020

The accompanying notes are an integral part of the financial statements

F-35

YETSIRA HOLDINGS LTD AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(U.S. dollars)

	December 31,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	86,094	97,585
Short-term deposit	10,781	11,500
Accounts Receivables (Note 3)	9,872	8,121
Total current assets	106,747	117,206

Long-term assets
Long-term deposit	1,789	1,934
Fixed assets, net (Note 4)	6,167	8,042
Total long-term assets	7,956	9,976

Total assets	114,703	127,182

LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIT) Current liabilities
Credit from banks	-	268
Related Parties (Note 5)	303	311
Accounts Payables	6,594	16,185
Total current liabilities	6,897	16,764

Long-term liabilities
Loans from related company (Note 6)	162 ,806	-
Total liabilities	169,703	16,764
Shareholders’ equity (deficit)
Share capital (Note 7)	133	129
Additional paid-in capital	332,641	323,808
Capital reserve	12,918	13,488
Accumulated deficit	(400,692)	(227,007)
Total shareholders’ equity (deficit)	(55,000)	110,418

Total liabilities and shareholders’ equity (deficit)	114,703	127,182

Guy Nissenson Chairman of the Board	Ilan Arad Keshet CEO

The accompanying notes are an integral part of the financial statements

F-36

YETSIRA HOLDINGS LTD AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars)

	For the year ended December 31,	For the year ended December 31,
	2018	2017

Revenue	271,252	3,815

Expenses:
Compensation and related costs to employees	(282,498)	(101,482)
General and administrative expenses	(147,416)	(129,340)

Operating loss	(158,662)	(227,007)

Financial expenses	(15,023)	-

Net loss for the year	(173,685)	(227,007)
Other comprehensive income (expenses):
Foreign currency translation adjustments	(570)	13,488
Net loss after Other comprehensive income (expenses)	(174,255)	(213,519)
Per share data-

Basic and Diluted loss	(342)	(454)
Shares used in computing loss per ordinary share:
Basic and Diluted loss	508	500

The accompanying notes are an integral part of the financial statements

F-37

YETSIRA HOLDINGS LTD AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars)

	Number of ordinary shares	Number of preferred shares	Share capital	Additional paid-in Capital	Accumulated other comprehensive income	Accumulated deficit	Total

Balance at January 1, 2017
Changes during 1-12/2017:
Issuance of shares	300	200	129	323,808	-	-	323,937
Other comprehensive income	-	-	-	-	13,488	-	13,488
Net loss	-	-	-	-	-	(227,007)	(227,007)
Balance at December 31, 2017	300	200	129	323,808	13,488	(227,007)	110,418

Changes during 1-12/2018:
Issuance of shares	16	-	4	8,833			8,837
Other comprehensive income					(570)		(570)
Net loss			-	-	-	(173,685)	(173,685)
Balance at December 31, 2018	316	200	133	332,641	12,918	(400,692)	(55,000)

The accompanying notes are an integral part of the financial statements

F-38

YETSIRA HOLDINGS LTD AND SUBSIDIARY

STATEMENTS OF CASH FLOWS

(U.S. dollars)

	December 31,	December 31,
	2018	2017

Cash flows for operating activities:
Net loss	(173,685)	(227,007)
Adjustments to reconcile net loss to net cash used in operating activities (Appendix A)	4,147	10,097
Net cash used in continuing operating activities	(169,538)	(216,910)

Cash flows for financing activities:
Issuance of shares	8,837	323,937
Loan From related company	157,689	-
Credit from banks	(258)	258
Net cash provided by financing activities	166,268	324,195

Cash flows for investing activities:
Short-term deposit	(150)	(11,075)
Long-term deposits	-	(1,863)
Purchase of fixed assets	(1,027)	(9,777)
Net cash used in investing activities	(1,177)	(22,715)

Translation differences in regard to cash balances	(7,044)	13,015

Decrease in cash and cash equivalents
Cash and cash equivalents at beginning of year	97,585	-
Cash and cash equivalents at end of year	86,094	97,585

Appendix A
Adjustments to reconcile net loss to net
cash used in operating activities:
Income and expenses that do not involve cash flow:
Depreciation for the period	2,353	2,032
Financial expenses related to loans from related company	12,971	-
Changes in operating assets and liabilities:
Decrease (increase) in assets:
Receivables	(2,460)	(7,822)

Increase (decrease) in liabilities:

Payables	(8,717)	15,887
	4,147	10,087

F-39

NOTE 1	-	GENERAL

Yetsira Holdings Ltd. (hereinafter: “Holdings”) an Israeli corporation established on January 2018 through a share exchange, transferring the shareholders holdings in Yetsira to Holdings (see also note 2d). As a result Yetsira Holdings owns 100% of Yetsira Investment House Ltd. (hereinafter: “Yetsira”), our operating entity which is an Israeli corporation established on November 2016. Yetsira focuses on the management of investment portfolios and the marketing of investment opportunities.

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Functional currency

The functional currency of the Company is the NIS, which is the currency of the primary economic environment in which it operates. In accordance with ASC 830, “Foreign Currency Matters” (ASC 830), balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions are carried as financing income or expenses. The functional currency of Yetsira and Holdings is the New Israeli Shekel (“NIS”) and its financial statements are included in consolidation, based on translation into US dollars. Accordingly, assets and liabilities were translated from NIS to US dollars using year-end exchange rates, and income and expense items were translated at average exchange rates during the year. Gains or losses resulting from translation adjustments are reflected in stockholders’ deficit, under “accumulated other comprehensive income (loss)”.

	December 31,	December 31,
	2018	2017
Official exchange rate of NIS 1 to US dollar	0.281	0.288

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

F-40

D.	Merger of entities under common control

The Company accounted for the exchange of shares between Yetsira Investment House and Yetsira Holdings Ltd pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50, Transactions between Entities under Common Control. Accordingly, all prior financial information has been presented to reflect this transaction as a “pooling of interests” as of the earliest period presented under common control.

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the receiving entity issues equity interests in the exchange, the equity interests issued are recorded at an amount equal to the carrying amount of the net assets transferred, even if the fair value of the equity interests issued is reliably determinable.

The financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period in which common control was established. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period in which common control was established to the date the transfer is complete, and those of the combined operations from that date to the end of the period. Common control was established between these entities on 29/01/2018, the date of incorporation of Yetsira Holdings Ltd and the transaction was recorded as a merger occurred on 29/01/2018 (the “Merger Date”).

The presented shareholder’s equity as of December 31, 2017 was adjusted to present the share capital and additional paid in capital of Holdings.

E.	Cash and cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

F.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the statements of operations.

Depreciation percentage
Computers and equipment	33
Vehicles	15

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G.	Revenues recognition

The Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which supersedes the existing revenue recognition accounting rules. The new guidance is applicable for public business entities for periods beginning after December 15, 2017. All other reporting entities using U.S. generally accepted accounting principles (GAAP) must adopt ASC 606 for fiscal years beginning after December 15, 2018. Early adoption is permitted.

Wealth Management and Investments Brokerage Fees (Gross): The Company earns wealth management and investment brokerage fees from its contracts with trust and brokerage customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end. Fees that are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

H.	Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and short-term debt approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2018.

I.	Income taxes

The Company accounts for income taxes under ASC 740, “Income Taxes”. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws. Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the “Subtopic”). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and certain recognition thresholds must be met before a tax position is recognized. An entity may only recognize or continue to recognize tax positions that meet a “more likely-than-not” threshold. As of December 31, 2018, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements. The Company recognizes interest and penalties related to uncertain income tax positions in other expense.

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J.	Net Profit (Loss) Per Ordinary Share

Basic and diluted net profit (loss) per share have been computed in accordance with ASC 260-10 (formerly SFAS No. 128, “Earnings per Share”) using the weighted average number of ordinary shares

Outstanding. Basic profit (loss) per share excludes any dilutive effect of options and warrants.

K.	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for all other entities aside from public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date,” which deferred the effective date of ASU 2014- 09 by one year and allowed entities to early adopt, but no earlier than the original effective date. ASU 2014-09 is now effective for the Company for the annual reporting period beginning January 1, 2018.

This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients,” which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The new standards are effective for the Company effective January 1, 2018. The Company has evaluated the new guidance and its adoption did not have a significant impact on the Company’s financial statements and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary. There was no change to the Company’s accounting policies.

In February 2016, the FASB issued ASU 2016-02, “Leases.” The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This ASU is effective for all other entities aside from public business entities for annual reporting periods beginning after December 15, 2020, but early adoption is permitted. The Company will adopt the new standard as of January 1, 2019.

Management has considered all recent accounting pronouncements issued. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

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NOTE 3	-	Accounts receivables

	December 31,	December 31,
	2018	2017

Open debt in Israel	39	-
Income receivables	5,251	-
Income tax	1,130	-
VAT	330	7,590
Prepaid expenses	3,122	531
Total accounts receivables	9,872	8,121

NOTE 4	-	Fixed assets, net

	December 31,	December 31,
	2018	2017

Cost:
Computers and equipment	4,394	3,639
Vehicles, Purchases this year	6,024	6,513
Total Purchases this year	10,418	10,152
Depreciation:
Computers and equipment	(2,299)	(1,133)
Vehicles, depreciation for the period	(1,952)	(977)
Total depreciation for the period	(4,251)	(2,110)
Computers and equipment, net	2,095	2,506
Vehicles, net	4,072	5,536
Total, net	6,167	8,042

NOTE 5	-	Related parties

	December 31,	December 31,
	2018	2017

Balance of shareholders	(303)	(311)
	2018	2017

Interest on related party loans	12,049	—
	2018	2017

Related party - management fee	38,944	264

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NOTE 6	-	Loans from related company

The Company has an outstanding loan received from Mr. Guy Nissenson through a fully owned subsidiary of his.

Loan terms: Guy Nissenson will lend the company up to 3 loans for a cumulative amount of NIS 300,000. Each loan carries a 15% annual interest rate. The principal of each loan will be repaid at 4 equal annual payments, starting from the second annual interest payment date (i.e. the first principle payment will be during 2020). Early repayment - Beginning 6 months after the loan was originally received, the company may repay the loan with such early repayment provided it subject to 30 days notification in advance.

On January 29, 2018, the Company entered into a loan agreement with Mr. Nissenson for an original principal amount of approximately $85,000. The loan was issued for 5 years with an annual interest rate of 10%. The principle of the loan will be repaid at 4 equal annual payments, starting from the second annual interest payment date (i.e. the first principle payment will be during 2020). A full lien was signed up on the shares of Yetsira Investment house in favor of Guy Nissenson and his fully owned subsidiary. Against those two loans.

On July 2018 the Company entered a second loan agreement for an additional amount of $76,250. The loan was issued for 5 years with an annual interest rate of 15%, with only the interest being paid in the first year, and from the second year the interest and loan are paid in 4 equal payments. Due to additional terms of this loan guy Nissenson purchased additional 16 shares of Yetsira holding for amount of $8,837.

See also note 9.

NOTE 7	-	Share Capital

		December 31,
		2018	2017
	Authorized	Issued and outstanding
Ordinary shares of NIS 1 par value	100,000	316	300
Preferred shares	10,000	200	200

As the Company was established, the Company issued and sold 200 preferred shares for a total consideration of NIS 750,000, to Mr. Guy Nissenson.

The Preferred shares entitles its holders preference in the event future dividend distributions.

During the period there were no dividend distributions.

NOTE 8	-	TAXES ON INCOME

A.	Taxation under Various Laws

The Company is assessed for tax purposes on an unconsolidated basis. The company and subsidiary are assessed under the provisions of the Israeli Income Tax Ordinance.

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B.	Forwarded loss

As of December 31, 2018 the Company has a loss carryforward, for tax purposes, of $ 371,853 (NIS 1,393,706).

C.	Reconciliation of Income Taxes

The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

	December 31,	December 31,
	2018	2017
Net profit (loss) as reported in the
statements of operations	$(173,685)	$(227,007)
Statutory tax rate	23.0%	24.0%
Income Tax under statutory tax rate	$39,948	$54,488
Losses in respect of which no deferred tax assets were recognized
Less full valuation allowance	(39,948)	(54,488)

Actual income tax	$-	$-

D.	Deferred Taxes

Under ASC 740-10 deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry forwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carry forwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

E.	Tax Assessments

The Company has not received final tax assessments for income tax purposes since incorporation.

NOTE 9	-	Events subsequent to balance sheet date

On July 2019, Mr. Guy Nissenson converted $204,051 of the debt owed to him by Yetsira holdings Ltd. to 253 ordinary shares of Yetsira Holdings Ltd. and a share swap was executed between Creations Inc (Creations Inc. was established on May, 2019 under the laws of the State of Delaware) and Yetsira Holdings Ltd. shareholders, in which Creations Inc received 100% of Yetsira Holdings Ltd. Each shareholder received in exchange for his Yetsira Holdings shares, shares of Creations Inc and entitlement for an equal amount of warrants with an exercise price of $1.00 per share. During 2019 creations raised an additional $975,000 from investors for 975,000 shares of Creations and 975,000 warrants exercisable at a price of $1.00.

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DEALER PROSPECTUS DELIVERY OBLIGATION

Until (*), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses payable by us in connection with the sale of the securities being registered. All such costs and expenses shall be borne by us. Except for the SEC registration fee, all the amounts shown are estimates.

Amount to be Paid
Sec registration fee	$	[*]
Legal fees and expenses		[*]
Accounting fees and expenses		[*]
Printing and miscellaneous expenses		[*]
Total	$	[*]

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

●	any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation and bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his, her or its actions in that capacity regardless of whether we would otherwise be permitted to indemnify him, her or it under Delaware law.

We believe that these provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors, officers or employees as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer or employee.

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RECENT SALES OF UNREGISTERED SECURITIES

In 2019, the Company sold an aggregate of 1,667,600 shares and 1,667,600 warrants to certain accredited investors resulting in gross proceeds of $1,667,600. The sale of the securities were made pursuant to Regulation 4(2) (a) of the Securities Act of 1933, as amended.

EXHIBITS

A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item 16 by reference.

UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

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(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
(a)	Exhibits.
3.1*	Certificate of Incorporation of Creations, Inc., dated May 13, 2019
3.2*	By-Laws of Creations, Inc.
10.1*	Hosting Agreement dated January 17, 2017 between Yetsira Investment House Ltd. and Ayalon Mutual Funds Ltd.
10.2*	Share Exchange Agreement dated July 3, 2019, by and among Guy Nissenson, Ilan Arad Keshet, Amit Bilia, Shmuel Yelshevich, Yetsira Holdings Ltd. and Creations, Inc.
10.3*	Employment Agreement dated November 11, 2019, between Creations, Inc. and Guy Nissenson
10.4*	Form of Subscription Agreement
10.5*	Form of Warrant
10.6*	Voting Agreement dated November 11, 2019, between Guy Nissenson and certain shareholders of Creations, Inc.

* Previously filed.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the year 2020 on the 14th day of July.

By:	/s/ Guy Nissenson
Name:	Guy Nissenson

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